Form 10-K, Exhibit 13
period 1993-12-31
CBI INDUSTRIES INC /DE/
filed 1994-03-15
CIK 310431

XXX BEGIN PAGE 28 HERE XXX

FINANCIAL SUMMARY           CBI Industries, Inc. and Subsidiaries
____________________________________________________________________________________________________________________________________
  Thousands of Dollars, except per share amounts                 1993           1992            1991            1990            1989
____________________________________________________________________________________________________________________________________
RESULTS OF OPERATIONS
  Revenues                  Contracting Services           $  728,572     $  793,093      $  775,591      $  764,890      $  727,059
                            Industrial Gases                  826,242        746,394         697,569         661,970         584,145
                            Investments                       116,930        133,287         141,741         138,549         184,294
                            ________________________________________________________________________________________________________
                                                            1,671,744      1,672,774       1,614,901       1,565,409       1,495,498
  __________________________________________________________________________________________________________________________________
  Income from Operations    Contracting Services                8,035         75,698          70,231          55,265          38,419
                            Industrial Gases                  112,628        107,505         106,968         102,589          87,452
                            Investments                        14,916          2,236          10,214          14,747          20,268
                            Corporate                        (17,834)       (19,159)        (19,880)        (19,684)        (18,918)
                            Special (Charge)/Credit     (91,600)<FN1>              -               -     10,788<FN3>               -
  __________________________________________________________________________________________________________________________________
                                                               26,145        166,280         167,533         163,705         127,221
  __________________________________________________________________________________________________________________________________
  (Loss)/Income before Income Taxes                           (2,235)        145,500         136,965         122,849          87,036
  Net (Loss)/Income                                     (34,013)<FN1>    63,963<FN2>          61,076     55,135<FN3>          34,297
  Net (Loss)/Income to Common Shareholders              (39,846)<FN1>    58,367<FN2>          53,408     47,604<FN3>          26,883
____________________________________________________________________________________________________________________________________
FINANCIAL POSITION
  Assets                    Contracting Services           $  402,225     $  385,455      $  350,855      $  358,735      $  310,750
                            Industrial Gases                1,109,051        971,796         843,239         803,496         738,780
                            Investments                       358,969        328,074         284,777         270,051         309,132
                            ________________________________________________________________________________________________________
                                                            1,870,245      1,685,325       1,478,871       1,432,282       1,358,662
  __________________________________________________________________________________________________________________________________
  Debt                      Current                            68,698         65,657          46,378          46,085          36,194
                            Long-Term                         607,579        410,998         259,550         394,739         465,790
                            ________________________________________________________________________________________________________
                                                              676,277        476,655         305,928         440,824         501,984
  __________________________________________________________________________________________________________________________________
  Shareholders' Investment  Preferred                          33,080         27,187          20,570          15,198           9,599
                            Common                            643,532        688,294         645,591         497,465         374,549
                            ________________________________________________________________________________________________________
                                                              676,612        715,481         666,161         512,663         384,148
  __________________________________________________________________________________________________________________________________
  Debt to Capitalization <FN4> - %                              50.0%          40.0%           31.5%           46.2%           56.6%
  Debt to Capitalization Adjusted for the ESOP Debt <FN5> - %   42.4%          30.7%           19.4%           33.4%           42.5%





____________________________________________________________________________________________________________________________________
Per Common Share
  Net (Loss)/Income - Primary                          $  (1.07)<FN1>   $  1.59<FN2>         $  1.54    $  1.58<FN3>         $   .94
  Net (Loss)/Income - Fully Diluted                        (.89)<FN1>      1.42<FN2>            1.38       1.41<FN3>             .86
  Dividends                                                       .48            .48             .44             .40             .40
  Common Shareholders' Investment                               17.19          18.74           17.79           15.32           13.05
  __________________________________________________________________________________________________________________________________
  Common Stock Price                      Range             32-21 7/8  37 1/8-25 7/8   36 3/4-23 7/8   29 1/4-20 3/4   22 3/8-17 1/8
                                          Year-End             30 3/8         29 5/8          32 3/8          26 7/8          21 5/8
____________________________________________________________________________________________________________________________________
Other
  Capital Expenditures      Contracting Services           $   24,925     $   56,427      $   29,267      $   24,630      $   21,793
                            Industrial Gases                  189,041        156,813          93,536          91,180          92,558
                            Investments                        16,960         24,315          24,214          12,599           4,302
                            ________________________________________________________________________________________________________
                                                              230,926        237,555         147,017         128,409         118,653
  __________________________________________________________________________________________________________________________________
  Depreciation and          Contracting Services               20,899         14,704          11,095          11,176           9,719
  Depletion                 Industrial Gases                   73,306         67,457          60,836          57,783          51,384
                            Investments                         6,495          9,390          10,694           8,213          11,730
                            ________________________________________________________________________________________________________
                                                              100,700         91,551          82,625          77,172          72,833
  _______________________________________________________________________________________________________________________________
  Net Other Non-Cash Charges
    to Income from Operations                                  85,932         43,370          17,115          23,347          19,375
  Cash Flow from Operations <FN6>                        212,777<FN1>        301,201         267,273    264,224<FN3>         219,429
____________________________________________________________________________________________________________________________________
<FN1>Results in 1993 are after a special charge of $91,600 ($68,400 after-tax), which is equivalent to a net loss per common share of $1.84 ($1.60 on a fully diluted basis), to provide for costs to more efficiently align capabilities to customer needs, and for non-operational regulatory and legal costs.
<FN2>In 1992, CBI adopted Statements of Financial Accounting Standards No. 106 - Employers' Accounting for Postretirement Benefits
     Other Than Pensions and No. 109 - Accounting for Income Taxes. The cumulative effect of adopting these two accounting standards decreased net income by $7,170, which is equivalent to net loss per common share of $0.20 ($0.17 on a fully diluted basis).
<FN3>Results in 1990 include a special credit from the sale of an equity interest in Australian Submarine Corporation of $10,788
     ($6,580 after-tax), which is equivalent to net income per common share of $0.23 ($0.19 on a fully diluted basis).
<FN4>Capitalization equals debt plus shareholders' investment.
<FN5>Adjusted to reflect ESOP debt as additional shareholders' investment consistent with the requirement of the ESOP Trust to allocate its holdings of the Series C preferred and common shares to eligible employees.
<FN6>Cash flow from operations equals income from operations plus depreciation and depletion, and net other non-cash charges to income from operations.

  The financial statements should be read in conjunction with this summary.




                                                                 28

XXX BEGIN PAGE 29 HERE XXX

FINANCIAL REVIEW        CBI Industries, Inc. and Subsidiaries
______________________________________________________________________________
The following discussion and analysis of operating performance and financial condition should be read in conjunction with the financial statements.
______________________________________________________________________________
OPERATING PERFORMANCE OVERVIEW

1993 was a challenging year for CBI. After posting five consecutive years of improving financial performance, CBI was confronted with a number of non-controllable, market-based, developments which resulted in the company recording lower overall operating results in 1993. The following table highlights CBI's key operating return measures over the most recent three years:

Millions of Dollars, except per share amounts  1993<FN1>  1992<FN2>      1991
______________________________________________________________________________
Revenues                                        $1,671.7   $1,672.8  $1,614.9
Gross Profit from Operations                       353.6      380.7     369.1
Gross Profit from Operations - %                   21.2%      22.8%     22.9%
Income from Operations                             117.7      166.3     167.5
Income from Operations - %                          7.0%       9.9%     10.4%
Net Income                                          34.4       64.0      61.1
Net Income per Common Share - Primary                .77       1.59      1.54
Net Income per Common Share - Fully Diluted          .71       1.42      1.38
Cash Flow from Operations <FN3>                    262.4      301.2     267.3
______________________________________________________________________________
<FN1>Income from operations, net income, earnings per share data and cash flow from operations in 1993 are before the special charge discussed in Note
     16.
<FN2>Net income and earnings per share data in 1992 is after the cumulative effect of accounting changes discussed in Notes 11 and 12.
<FN3>Cash flow from operations equals income from operations plus depreciation and depletion, and net other non-cash charges to income from operations.

   Consolidated revenues have been essentially flat over the past two years, growing at a modest compound average annual rate of 1.7%. Revenues in 1993 aggregated $1.672 billion, which is basically equal to the amount of revenues reported in 1992, and reflect the fact that increases generated by Liquid Carbonic's operations and from acquisitions of new businesses were largely offset by a lower level of core contracting work put in place by Chicago Bridge & Iron during 1993. In addition, the sale of the assets of Integrated Drilling and Exploration (Indrex) resulted in a reduction of 1993 revenues by $20 million compared to 1992. In 1992, consolidated revenues advanced by 3.6%, compared to 1991.
   Gross profit from operations declined in absolute dollars and as a percent of revenues in 1993, from the $380.7 million (22.8% of revenues) reported in 1992 to $353.6 million (21.2% of revenues) in 1993, primarily as a result of cyclical market conditions which negatively impacted Chicago Bridge & Iron throughout the later half of 1992 and the first half of 1993, as well as lower 1993 U.S. carbon dioxide prices and depressed economic conditions in Canada which reduced the overall gross profit returns posted by the company's Industrial Gases business. 1992 gross profit dollars advanced $11.6 million, or 3.1%, on higher revenues while the 1992 gross profit margin of 22.8% of revenues was about equal to that earned in 1991.
   Over the past two years, CBI has confidently invested in research, new product development and employee training, and has aggressively sought, through reengineering and quality initiatives, to intelligently improve existing processes to deliver products and services in the most practical and efficient manner consistent with customer needs. Selling and administrative expenses grew by 10.0% in 1993 and 6.4% in 1992, primarily reflecting the

                                      29

OPERATING PERFORMANCE OVERVIEW (Continued)

 effects of the inclusion of new businesses acquired over the past two years, but also including the additional investments associated with new product and application development activities. Absent these impacts, the company estimates that selling and administrative expenses would have decreased by approximately 1.0% in 1993 and increased by 4.9% in 1992. As a percent of revenues, selling and administrative expenses totaled 14.1% in 1993, 12.8% in 1992 and 12.5% in 1991.
   Largely due to the lower contributions provided by Chicago Bridge & Iron, which resulted from both the decline in new business taken during the twelve month period ending June 1993 and the absence of significant contract settlement recoveries such as were recorded in 1992, consolidated operating income declined by $48.5 million, or 29.2%, to $117.7 million in 1993. In 1992, operating income declined by $1.3 million, as the reserves established in connection with the sale of Indrex more than offset the gains posted by Chicago Bridge & Iron, Liquid Carbonic and Statia Terminals.
   Although 1993's operating performance did not meet expectations, a number of strategic actions were implemented to position CBI for better performance in 1994 and beyond. Through the selective acquisition of several new businesses, CBI has expanded its capabilities to meet a broader range of customer requirements and preferences in a variety of new product and service categories, in both existing and new markets. Additionally, with a strong emphasis placed on research and development activities, and an aggressive investment program in new and updated plant facilities, CBI has significantly enhanced its ability to achieve profitable growth. Finally, by combining investments made in people, training and process improvements, CBI has established the framework to deliver benchmark quality products and services which will lead to superior shareholder returns from successfully challenging the complex and uncertain risks of the marketplace in the mid-1990s.

______________________________________________________________________________
CONTRACTING SERVICES

As anticipated in our 1992 Annual Report, Chicago Bridge & Iron realized a lower level of operating income in 1993. The following table presents a summary of revenues, gross profit, operating income, average assets, operating returns, new business taken and year-end backlog over the past three years:

Millions of Dollars                                 1993       1992      1991
______________________________________________________________________________
Revenues                                          $728.6     $793.1    $775.6
Gross Profit from Operations                        87.0      141.6     130.2
Gross Profit from Operations - %                   11.9%      17.9%     16.8%
Income from Operations                               8.0       75.7      70.2
Income from Operations - %                          1.1%       9.5%      9.1%
Average Assets Employed                            393.8      368.2     354.8
Rate of Return on Average Assets Employed - %       2.0%      20.6%     19.8%
New Business Taken                                 839.6      703.5     803.1
Backlog at Year-End                                424.9      325.2     438.5
______________________________________________________________________________

   Revenues in 1993 declined by $64.5 million, or 8.1%, as a direct result of the low level of new business awarded during the twelve month period ending June 1993, when orders totaled $549.0 million compared to $724.4 million for the preceding twelve months. In 1992, revenues advanced modestly to $793.1 million. This deterioration in 1993 market opportunities, which was driven by an uncertain global economic climate, evolving but non-specific environmental regulations in the United States and international funding constraints, reflected the reluctance of customers to make investment decisions, particularly as related to larger projects. During the last half of 1993, customer inquiries moved from the discussion stage to the commitment stage. As

                                      29

CONTRACTING SERVICES (Continued)

a result, Chicago Bridge & Iron recorded $551.9 million of new business in that six month period, an order flow which will lead to increased revenues in 1994. The table on the following page highlights the annual amount of new business taken by major product line over the past three years. An estimated 57% of the orders in 1993, and 55% over the three year period, were from the hydrocarbon sector.
                                      29

XXX BEGIN PAGE 30 HERE XXX

Millions of Dollars                                 1993       1992      1991
______________________________________________________________________________
Tanks and Spheres                                   $328       $320      $279
Pressure Vessels                                     118         67        96
Repairs and Turnarounds                              120         78       189
General Contracting                                   52         59        58
Specialty Structures                                 138        151       181
Heat Treating and Inspection                          84         29         -
                                                    ----       ----      ----
                                                    $840       $704      $803
______________________________________________________________________________

   During the past two years, Contracting Services expanded its capabilities and added to its revenue base by making three strategic new business acquisitions. In March 1992, MQS, which provides non-destructive examination and testing services, was acquired. Cooperheat, which performs post-weld heat treating and refractory bake-outs as field services, and sells associated equipment, became part of CBI on December 31, 1992. And more recently, in May 1993, Ershigs, a firm which specializes in the design, manufacture and construction of fiberglass reinforced plastic and dual-laminate vessels, tanks and other structures for corrosion-resistant applications, joined the company. These new businesses have extended Chicago Bridge & Iron's ability to service existing domestic customers through its 67 U.S. offices, and to become associated with a number of new clients and to provide significant opportunities to leverage its new strengths in international markets. In 1993, Contracting Services executed work in 31 overseas countries from its 25 international offices.
   Chicago Bridge & Iron's earned revenues for 1993, 1992 and 1991, by product line, are summarized in the table to the right (below), which also includes the contributions of the new businesses from their respective dates of acquisition. An estimated 40% of the revenues were generated in international markets in 1993, with an average of 41% being from outside the U.S. over the three year period.
   With the lower level of work executed, particularly on metal plate vessels and special purpose structures, a less than favorable pricing environment for standard products in the United States throughout most of 1993 and the first quarter decision to close a fabrication facility in Cordova, Alabama, Contracting Services operating income contribution, margins and return on average assets employed declined as anticipated. Although the new businesses acquired collectively added to Chicago Bridge & Iron's performance in 1993, and to a lesser extent in 1992, their contribution was not sufficient to offset the decline in Contracting Services core business, the absence of the significant settlement recoveries which increased revenues and earnings in 1992, and the continuing upward pressure on costs. In 1992, operating income advanced by 7.8%, operating margins advanced to 9.5% and the rate of return on average assets employed reached 20.6%, all due primarily to the higher margins associated with the completion of two complex, highly-engineered, projects which were awarded in late 1990 and early 1991, and the receipt of the aforementioned contract settlements on work executed in the late 1980s. The following table presents revenues by product line over the past three years:

                                      30

CONTRACTING SERVICES (Continued)

Millions of Dollars                                 1993       1992      1991
______________________________________________________________________________
Tanks and Spheres                                   $268       $321      $234
Pressure Vessels                                      54         74        96
Repairs and Turnarounds                              127         79       213
General Contracting                                   50         75        52
Specialty Structures                                 146        215       181
Heat Treating and Inspection                          84         29         -
                                                    ----       ----      ----
                                                    $729       $793      $776
______________________________________________________________________________

   Chicago Bridge & Iron expects to generate an improved level of profitability in 1994. However, there continues to exist a number of uncertainties, particularly in the U.S., which may influence the pace of customer demand, particularly in the first half of 1994. Nevertheless, the pragmatic steps taken by Chicago Bridge & Iron to enhance processes, to improve safety, to respond to customer demands for the most efficient contract execution and to offer innovative solutions to address customer requirements in adapting to U.S. mandated environmental requirements, have well positioned the Contracting Services business. CBI's dedication to providing quality and cost-effective service has received excellent market acceptance and has also been recognized by several major customers through partnering and teaming arrangements, under which Chicago Bridge & Iron has been selected as the supplier of choice.

______________________________________________________________________________
INDUSTRIAL GASES

Liquid Carbonic continued to increase its revenue and operating income contributions to CBI in 1993, reflecting both the diversification and stability of its various businesses. These gains were registered in the face of some difficult conditions in North America and evidence the outstanding manner in which Liquid Carbonic has capitalized on well-balanced global opportunities in the emerging free markets to expand its product offerings and to extend its geographic presence. The returns provided by Liquid Carbonic from 1991 to 1993 include:

Millions of Dollars                                 1993       1992      1991
______________________________________________________________________________
Revenues                                          $826.2     $746.4    $697.6
Gross Profit from Operations                       247.3      231.1     221.0
Gross Profit from Operations - %                   29.9%      31.0%     31.7%
Income from Operations                             112.6      107.5     107.0
Income from Operations - %                         13.6%     14.4 %     15.3%
Average Assets Employed                          1,040.4      907.5     823.4
Rate of Return on Average Assets Employed - %      10.8%      11.8%     13.0%
______________________________________________________________________________

   Over the past two years, Industrial Gases revenues have increased at a compound annual rate of 8.8%, with 1993 revenues advancing by 10.7% following the 7.0% increase in 1992 revenues over those reported in 1991. These gains reflect the success of Liquid Carbonic's focused strategy to increase the volume of carbon dioxide, atmospheric and specialty gases sold. This growth has been facilitated through the reinvestment in targeted new production capacity and the broadening of product applications which add value to a growing base of customers. The revenue gains in 1993 also reflect geographic expansion, some of which resulted from Liquid Carbonic's acquisition of two Polish atmospheric gas companies in April 1993. Finally, the acquisitions of strong calcium carbonate businesses in Brazil in 1992 and in Mexico at the end

                                      30

INDUSTRIAL GASES (Continued)

of 1993, a product line involving the use of carbon dioxide, provide a new opportunity to participate in the market to supply a key ingredient used in the manufacture of a broad range of consumer and industrial products, such as pulp and paper, paint, plastics and personal hygiene products. The following table presents revenues by product line over the past three years:

Millions of Dollars                                 1993       1992      1991
______________________________________________________________________________
Carbon Dioxide                                      $385       $363      $346
Atmospheric Gases                                    169        160       152
Specialty Gases                                      142        133       125
Other Products                                       130         90        75
                                                    ----       ----      ----
                                                    $826       $746      $698
______________________________________________________________________________

XXX BEGIN PAGE 31 HERE XXX

Geographically, revenues have grown most dramatically in international markets, in part reflecting the positive effects of acquisitions. In the United States, where carbon dioxide prices have been weak, revenue growth has been primarily driven by higher volumes of products sold, particularly in the process plant group which produces carbon monoxide and hydrogen. Continuing difficult economic conditions within Canada, which have persisted over the past two years, have resulted in reduced revenue contributions and a reduction in operating income of approximately $5 million from this market from 1992 to 1993, following a nearly similar decline in 1992. The following table presents revenues by geographic area:

Millions of Dollars                                 1993       1992      1991
______________________________________________________________________________
United States                                       $379       $365      $350
Canada                                               114        111       115
Latin America                                        275        220       193
Eurasia                                               58         50        40
                                                    ----       ----      ----
                                                    $826       $746      $698
______________________________________________________________________________

   Fourth quarter and annual 1993 revenues and operating income also benefited from financial systems improvements which permitted changing the year-end of Liquid Carbonic's international operations from November to December. The change in year-end resulted in approximately $24.1 million in additional revenues and, after reflecting certain adjustments, $3.5 million in additional operating income for the quarter and the year as a whole. After deducting related charges for interest, income taxes and minority interest, the change contributed $0.02 to CBI's fourth quarter and annual 1993 earnings per share.
   Liquid Carbonic is pursuing a number of other growth strategies, linking its expanding technical know-how and industrial gas leadership position with the construction capabilities of Chicago Bridge & Iron. In 1992, the city of Houston, Texas and in 1993, the city of Seattle, Washington awarded Liquid Carbonic contracts to supply liquefied natural gas (LNG) to fuel their municipal bus transportation systems. Contracts have also been signed with other customers, including other municipal bus systems. Additionally, Liquid Carbonic is also refining a process to more efficiently manufacture various products made with plastics, including automobile gas tanks, through the fluorination of resins. Both of these new product development initiatives have significant long-term potential and have encouraged the company to invest significantly in front-end development and marketing. These initiatives, plus several other strategic efforts, resulted in a negative impact on operating

                                      31
INDUSTRIAL GASES (Continued)

income of $3.2 million in 1993 as compared to 1992.
   Operating income provided by Liquid Carbonic increased at a compound annual rate of 2.6% over the past two years. This rate of increase, which is below the pace of revenue gains, and the lower operating margins and returns on the average assets employed posted over the past two years, were dampened by the market challenges in the U.S. and Canada over the past several years, the significant commitment to new product and applications research and development activities, and the major capital investments being reemployed to position Liquid Carbonic for the 21st century. Earnings in the international markets have, however, been strong, particularly in Brazil, which represented over one-third of Liquid Carbonic's 1993 operating income. With a number of new production facilities coming on-line in 1994, Liquid Carbonic is hopeful for another year of record performance in 1994.

______________________________________________________________________________
INVESTMENTS

With the disposition of the net operating assets and business of Indrex completed as of the end of 1992, the Investments segment now includes only the results of operations from Statia Terminals (Statia) and the performance of other financial investments. The revenues and income from operations provided by this business segment to CBI over the past three years were:

Millions of Dollars                                 1993       1992      1991
______________________________________________________________________________
Revenues                                          $116.9     $133.3    $141.7
Income from Operations                              14.9        2.2      10.2
______________________________________________________________________________

   Statia continued to record higher revenues and operating income in 1993. Over the prior two years, Statia's revenues have grown at an annual compound rate of 5.2% and operating income has advanced by an annual average rate of 19.7%. This growth has been driven by more fully utilizing its 1.6 million barrel special products terminal in Brownsville, Texas, and more importantly, by maximizing usage of the 6.3 million barrels of storage capacity at its Caribbean terminal located on the island of St. Eustatius, Netherlands Antilles. Statia has also been successful in positioning itself as the premier Caribbean provider of bunkering and blending services.
   In August 1992, Statia further leveraged its capabilities by becoming an equity investor in and general manager of a terminaling operation located at Point Tupper, Cape Breton Island, Nova Scotia. On October 20, 1993, Statia purchased the other outstanding interests in, and became the 100% owner of, this 7.6 million barrel storage facility, which is strategically located to service global oil producing and trading customers which market their products in the northeastern part of North America. Approximately 30% of the total storage capacity was in use at the end of 1993. The remaining storage is scheduled to be reactivated by mid-1994.
   In November 1993, Statia entered into an agreement with an independent third-party to lease and operate five million barrels of new storage capacity, together with a related single-point mooring buoy, on the island of St. Eustatius. These additional facilities, which are scheduled to be on-line by the end of the first quarter of 1995, will permit Statia to service a new long-term contract with a major oil producer, and to discharge and re-load shipments from very large crude oil carriers. This expansion of Statia's core capabilities will position it for significant additional growth in revenues and earnings in 1995 and beyond.
   Comparisons of the Investments segment operating income in 1993 to 1992 were favorably impacted by the sale of Indrex, which was effective as of December 31, 1992. Total segment revenues, in contrast, were lower by approximately $20 million in 1993 due to the lack of revenues from Indrex's

                                      31
INVESTMENTS (Continued)

operations in 1993. Operating income results in 1993 were, however, unfavorably affected by losses in Petroterminal de Panama, the owner of the trans-Panamanian pipeline which carries Alaskan crude oil to the Caribbean coast of Panama for shipment to the U.S. gulf coast. The pipeline, in which CBI has a 21% equity interest, experienced a significantly lower level of throughput during 1993.
   Returns from other financial investments, net of currency adjustments, have met expectations in light of the modest levels of investable cash balances, lower interest rates and movement in foreign exchange rates over the past three years.

______________________________________________________________________________
OTHER

In the fourth quarter of 1993, CBI recorded a special charge of $91.6 million ($68.4 million after-tax), which is equivalent to a net loss per common share of $1.84 ($1.60 on a fully diluted basis), to provide for costs, identified through its reengineering and quality management programs, to more efficiently align capabilities to customer needs, and also for non-operational regulatory and legal costs. Included within the special charge were non-cash provisions totaling $42.0 million for write-downs of excess, non-performing, assets and for increases in certain liability reserves. The remaining $49.6 million of the special charge includes provisions for costs associated with certain workforce realignments and reductions, and selected regulatory and legal issues over the next several years. The actions and reserves provided for by the special charge will adjust the company's expense structure and enhance CBI's future operating performance.

XXX BEGIN PAGE 32 HERE XXX

   Interest expense in 1993 increased by 36.6%, or $7.6 million, to $28.4 million, reflecting higher debt levels and the lengthening of debt maturities to obtain the benefit of favorable long-term interest rates. In March 1993, the company sold $75 million of ten year 6 5/8% notes, and in July 1993, sold an additional $75 million of 6 1/4% notes due in the year 2000. The proceeds of these public offerings were used to reduce commercial paper and other borrowings under the company's three-year extendible revolving credit facility. In 1992, interest costs declined by 32.0% to $20.8 million from $30.6 million in 1991. This reduction reflected lower variable interest rates and an increase in the amount of capitalized interest arising from the record level of capital expenditures in 1992.
   1993's consolidated effective tax rate is not meaningful due to the special charge. Excluding the effect of the special charge, which was tax benefited with a tax rate of 25.3%, the effective 1993 tax rate was 49.0% as compared to 43.1% in 1992 and 44.0% in 1991. The higher 1993 rate on pre-tax operating earnings was primarily due to the significantly lower level of domestic earnings. CBI's effective tax rates exceeded the U.S. statutory rate principally due to the higher tax rates applicable to pre-tax earnings generated from non-U.S. sources. Additionally, as indicated in the fourth table in Note 11, CBI's effective tax rates were also higher than the statutory rate due to the U.S. tax code requirement to allocate a portion of domestic interest and other expenses against income from foreign sources.
   1993's and 1992's consolidated effective tax rates were impacted by the adoption of Statement of Financial Accounting Standards No. 109 - Accounting for Income Taxes, which requires that the tax benefits from dividends used for ESOP debt service be reported as a reduction in the charge for dividends on preferred shares in 1993 and 1992 as compared to the prior, non-restated, practice of reflecting such tax benefits as a reduction of the provision for income taxes. More than offsetting the effect of this required change in accounting in 1992 was the favorable impact of lower effective tax rates

                                      32

OTHER (Continued)

applicable to non-U.S. pre-tax income.
   Minority interest in income amounted to $11.2 million in 1993, $11.7 million in 1992 and $15.6 million in 1991. These charges represent the portion of after-tax earnings applicable to the minority ownership positions in consolidated subsidiaries which are more than 50% but not 100% owned by CBI. The charge for minority interest in income declined by $3.9 million in 1992 as a result of CBI acquiring additional ownership interest in certain Latin American subsidiaries of Liquid Carbonic.
   In the fourth quarter of 1992, CBI adopted, retroactively to the first quarter of 1992, the accounting requirements of Financial Accounting Standards Board Statements No. 106 - Employers' Accounting for Postretirement Benefits Other Than Pensions and No. 109 - Accounting for Income Taxes. The cumulative effect of adopting these two accounting pronouncements decreased 1992 net income by $7.2 million ($0.20 per common share).

______________________________________________________________________________
FINANCIAL CONDITION
LIQUIDITY

CBI's major objective, to enhance shareholder wealth, is partially achieved through financial management which optimizes the company's cost of capital and maximizes cash returns from business activities. The following table is a condensed summary of that activity and shows cash flows taken from the Statements of Cash Flows on page 36, capital expenditures, year-end balances of debt, shareholders' investment and capitalization ratios:

Millions of Dollars                                 1993       1992      1991
______________________________________________________________________________
Operating Cash Flows                              $106.2     $162.6   $ 183.6
Capital Investment Cash Flows                    (250.3)    (306.5)   (134.1)
Financing and Shareholder Cash Flows               129.5      140.8    (55.3)
______________________________________________________________________________
(Decrease) in Cash and Temporary Cash Investments (14.6)      (3.1)     (5.8)
______________________________________________________________________________
Capital Expenditures                               230.9      237.6     147.0
Debt <FN1>                                         676.3      476.7     305.9
Shareholders' Investment                           676.6      715.5     666.2
Debt to Capitalization - %                         50.0%      40.0%     31.5%
Debt to Capitalization Adjusted
   for the ESOP Debt <FN2> - %                     42.4%      30.7%     19.4%
______________________________________________________________________________
<FN1>Includes notes payable plus current and non-current long-term debt.
<FN2>Adjusted to reflect ESOP debt as additional shareholders' investment consistent with the requirement of the ESOP Trust to allocate its holdings of the Series C preferred and common shares to eligible employees.

   The combined balances of cash and temporary cash, most of which is in the company's non-U.S. operations, stood at $23.2 million at the end of 1993 as compared to $37.8 million and $40.9 million at the ends of 1992 and 1991, respectively. Working capital amounted to $126.2 million at December 31, 1993 as compared to $108.7 million at December 31, 1992 and $119.6 million at the end of 1991. The increase in 1993's working capital arose primarily from a reduction in accrued income taxes and an increase in accounts receivable.
   Operating cash flows shown in the preceding table represent the combined after-interest, after-tax cash generated from operating activities together with the effect of changes in working capital. The expenditures made to expand capacity and improve efficiencies, which are included in capital investment cash flows, have aggregated $615.5 million over the past three years, with 71.4% of this spending being devoted to Industrial Gases. Approximately 54% of

                                      32

LIQUIDITY (Continued)

total CBI capital spending during this three year period has been invested to increase capacity and the remaining 46% was dedicated to sustaining the level of business activity.
   The financing and shareholder cash flows include the net cash flows of managing CBI's capital structure in response to growing requirements and to providing shareholders with dividends on their investment in the company. Dividends to common stock shareholders amounted to $17.9 million in 1993, a year which marked the eighty-first consecutive year in which CBI has paid cash dividends to common shareholders, a record uninterrupted since the company began paying dividends in 1913.
   Long-term debt increased by $196.6 million in 1993 to $607.6 million, following an increase of $151.4 million in 1992. The increases in debt have resulted from CBI's active program of reinvestment and the business acquisitions made over the past two years. The ratio of debt to capitalization (debt plus shareholders' investment) was 50.0% at the end of 1993 as compared to 40.0% at December 31, 1992 and 31.5% at the end of 1991. The measurement of CBI's financial leverage is complicated by the accounting required for the debt incurred by the ESOP in 1988 to purchase the Series C preferred and common stock. Under generally accepted accounting principles, CBI was required to simultaneously record the $125 million of Senior ESOP Notes as additional long-term debt and as a reduction of shareholders' investment. With the ESOP debt considered as equity, which will occur as the common and preferred shares held by the ESOP Trust are allocated to eligible employees, debt as a percent of capitalization was 42.4% at December 31, 1993 as compared to 30.7% and 19.4% at the ends of 1992 and 1991, respectively. In January 1994, the company sold its interest in certain leasehold improvements, buildings and land associated with a sophisticated test facility for the U.S. Navy in Memphis, Tennessee, and utilized the $28.1 million in proceeds to retire debt and reduce, slightly, the effective capitalization ratio.

______________________________________________________________________________
CAPITAL RESOURCES

CBI has adequate resources to permit the financing of its operations. In addition to a strong financial position and cash flow from operations, there was available at December 31, 1993, $157.0 million of unused bank overdraft and borrowing privileges, and a $300.0 million unsecured three-year extendible revolving credit agreement which is used to support commercial paper and other similar borrowings.

XXX BEGIN PAGE 33 XXX

STATEMENTS OF INCOME          CBI Industries, Inc. and Subsidiaries
____________________________________________________________________________________________________________________________________
  Thousands of Dollars, except per share amounts; Years ended December 31               1993                1992              1991
____________________________________________________________________________________________________________________________________
REVENUES                      Contracting Services                                $  728,572          $  793,093        $  775,591
                              Industrial Gases                                       826,242             746,394           697,569
                              Investments                                            116,930             133,287           141,741
                              ______________________________________________________________________________________________________
                                                                                   1,671,744           1,672,774         1,614,901
____________________________________________________________________________________________________________________________________
COST OF SERVICES AND
PRODUCTS SOLD                 Contracting Services                                   641,575             651,515           645,390
                              Industrial Gases                                       578,959             515,257           476,602
                              Investments                                             97,604             125,339           123,798
                              ______________________________________________________________________________________________________
                                                                                   1,318,138           1,292,111         1,245,790
____________________________________________________________________________________________________________________________________
GROSS PROFIT FROM OPERATIONS                                                         353,606             380,663           369,111
____________________________________________________________________________________________________________________________________
SELLING AND ADMINISTRATIVE    Contracting Services                                    78,962              65,880            59,970
EXPENSE                       Industrial Gases                                       134,655             123,632           113,999
                              Investments                                              4,410               5,712             7,729
                              Corporate                                               17,834              19,159            19,880

____________________________________________________________________________________________________________________________________
                                                                                     235,861             214,383           201,578
____________________________________________________________________________________________________________________________________
SPECIAL CHARGE (NOTE 16)                                                              91,600                   -                 -
____________________________________________________________________________________________________________________________________
INCOME FROM OPERATIONS                                                                26,145             166,280           167,533
____________________________________________________________________________________________________________________________________
                              Interest Expense                                      (28,380)            (20,780)          (30,568)
                              ______________________________________________________________________________________________________
                              (Loss)/Income before Income Taxes, Minority Interest
                                and Cumulative Effect of Accounting Changes          (2,235)             145,500           136,965
                              Provision for Income Taxes (Note 11)                  (20,600)            (62,700)          (60,300)
                              ______________________________________________________________________________________________________
                              (Loss)/Income before Minority Interest and
                                Cumulative Effect of Accounting Changes             (22,835)              82,800            76,665
                              Minority Interest in Income                           (11,178)            (11,667)          (15,589)
                              ______________________________________________________________________________________________________
                              (Loss)/Income before Cumulative Effect
                                of Accounting Changes                               (34,013)              71,133            61,076

                              Cumulative Effect of Changes in Accounting
                                for Income Taxes (Note 11) and Other
                                Postretirement Benefits (Note 12)                          -             (7,170)                 -

____________________________________________________________________________________________________________________________________
                              Net (Loss)/Income                                     (34,013)              63,963            61,076
                              Dividends on Preferred Shares, net of tax
                                benefits of $2,099 in 1993 and $2,255 in 1992        (5,833)             (5,596)           (7,668)
____________________________________________________________________________________________________________________________________
NET (LOSS)/INCOME TO
COMMON SHAREHOLDERS                                                              $  (39,846)          $   58,367        $   53,408
____________________________________________________________________________________________________________________________________
PER COMMON SHARE -            Net (Loss)/Income before Cumulative Effect of
PRIMARY (NOTE 1)                Accounting Changes                               $    (1.07)          $     1.79        $     1.54
                              Cumulative Effect of Accounting Changes                      -               (.20)                 -
                              ______________________________________________________________________________________________________
                              Net (Loss)/Income to Common Shareholders           $    (1.07)          $     1.59        $     1.54
____________________________________________________________________________________________________________________________________
PER COMMON SHARE -            Net (Loss)/Income before Cumulative Effect of
FULLY DILUTED (NOTE 1)          Accounting Changes                               $     (.89)          $     1.59        $     1.38
                              Cumulative Effect of Accounting Changes                      -               (.17)                 -
                              ______________________________________________________________________________________________________
                              Net (Loss)/Income to Common Shareholders           $     (.89)          $     1.42        $     1.38
____________________________________________________________________________________________________________________________________
                              The accompanying notes are an integral part of these financial statements.




XXX BEGIN PAGE 34 XXX

BALANCE SHEETS                CBI Industries, Inc. and Subsidiaries
____________________________________________________________________________________________________________________________________
                              Thousands of Dollars; Years ended December 31             1993                1992              1991
____________________________________________________________________________________________________________________________________
CURRENT ASSETS                Cash                                                $    6,224          $    5,291        $    8,672
                              Temporary Cash Investments at cost, which
                                approximates market                                   17,005              32,498            32,236
                              Accounts Receivable less allowances of $11,500
                                in 1993, $8,000 in 1992 and $8,600 in 1991           283,952             236,333           242,867
                              Contracts in Progress with Earned Revenues
                                exceeding related Progress Billings (Note 1)          61,823              67,140            90,003
                              Inventories (Note 2)
                                Raw Material and Supplies                             32,683              28,373            26,602
                                Work in Process                                        3,922               5,579             4,796
                                Finished Goods                                        27,039              27,670            26,231
                                                                                      ------              ------            ------
                                                                                      63,644              61,622            57,629
                              Other Current Assets                                    38,626              31,276            25,910
                              ______________________________________________________________________________________________________
                                                                                     471,274             434,160           457,317
____________________________________________________________________________________________________________________________________
OTHER ASSETS                  Notes Receivable                                        33,057              45,308            17,764
                              Real Estate Properties                                  26,721              30,420            28,454
                              Equity in and Advances to Unconsolidated Affiliates     65,506              73,561            70,362
                              Intangible Assets (Note 1)                              78,278              54,468            23,604
                              Other Non-Current Assets                                64,444              73,815            59,442
                              ______________________________________________________________________________________________________
                                                                                     268,006             277,572           199,626
____________________________________________________________________________________________________________________________________
PROPERTY AND EQUIPMENT        Land and Improvements                                   67,700              63,542            60,730
(NOTE 3)                      Building and Improvements                              187,203             160,394           135,357
                              Plant Machinery and Terminals                          848,710             704,723           607,326
                              Field and Office Equipment                             596,239             631,459           548,008
                                                                                   ---------           ---------         ---------
                                                                                   1,699,852           1,560,118         1,351,421
                              Accumulated Depreciation                             (568,887)           (586,525)         (529,493)
                              ______________________________________________________________________________________________________
                                                                                   1,130,965             973,593           821,928
____________________________________________________________________________________________________________________________________
TOTAL ASSETS                                                                      $1,870,245          $1,685,325        $1,478,871
____________________________________________________________________________________________________________________________________



                                                                 34

XXX BEGIN PAGE 35 XXX
____________________________________________________________________________________________________________________________________
CURRENT LIABILITIES           Notes Payable (Note 4)                              $   43,472          $   45,618        $   30,027
                              Current Maturities of Long-Term Debt (Note 5)           25,226              20,039            16,351
                              Accounts Payable                                        66,558              86,286            64,587
                              Dividends Payable                                        2,790               2,866             2,892
                              Accrued Liabilities                                    137,871             106,079            97,494
                              Contracts in Progress with Progress Billings
                                exceeding related Earned Revenues (Note 1)            52,198              34,741            88,431
                              Income Taxes Payable                                    16,955              29,829            37,893
                              ______________________________________________________________________________________________________
                                                                                     345,070             325,458           337,675
____________________________________________________________________________________________________________________________________
LONG-TERM DEBT AND            Long-Term Debt (Note 5)                                607,579             410,998           259,550
OTHER LIABILITIES             Other Non-Current Liabilities                          130,494             105,307            56,682
                              Deferred Income Taxes                                   42,867              77,138           109,544
                              Minority Interest in Subsidiaries                       67,623              50,943            49,259
____________________________________________________________________________________________________________________________________
SHAREHOLDERS' INVESTMENT      Preferred Stock (Note 8)
                                Authorized 20,000,000 Shares, $1.00 par value,
                                  issued serially, Series C, 3,713,519 shares
                                   issued in 1993, 3,795,279 shares issued
                                   in 1992 and 3,838,819 shares issued in 1991       120,318             122,967           124,378
                                Unallocated ESOP Shares (Note 10)                    (3,654)             (7,309)          (10,963)
                                Unamortized ESOP Debt (Note 10)                     (83,584)            (88,471)          (92,845)
                              ______________________________________________________________________________________________________
                                                                                      33,080              27,187            20,570
                              ______________________________________________________________________________________________________
                              Common Stock (Note 9)
                                Authorized 120,000,000 Shares, $2.50 par value,
                                  39,783,614 shares issued in 1993, 1992 and 1991     99,459              99,459            99,459
                                Additional Paid-in Capital                           214,320             214,320           214,320
                                Retained Earnings                                    427,828             479,614           432,879
                                Unamortized Restricted Stock Awards (Note 9)         (8,498)             (8,477)           (6,438)
                                Unallocated ESOP Shares (Note 10)                      (931)             (1,862)           (2,793)
                                Unamortized ESOP Debt (Note 10)                     (18,609)            (19,697)          (20,671)
                                Cost of Reacquired Common Stock (Note 9)            (45,353)            (57,095)          (64,448)
                                Cumulative Translation Adjustment                   (24,684)            (17,968)           (6,717)
                              ______________________________________________________________________________________________________
                                                                                     643,532             688,294           645,591
                              ______________________________________________________________________________________________________
                              Total Shareholders' Investment                         676,612             715,481           666,161
____________________________________________________________________________________________________________________________________
TOTAL LIABILITIES AND
SHAREHOLDERS' INVESTMENT                                                          $1,870,245          $1,685,325        $1,478,871
____________________________________________________________________________________________________________________________________
                              The accompanying notes are an integral part of these financial statements.

                                                                 35


XXX BEGIN PAGE 36 XXX

STATEMENTS OF CASH FLOWS      CBI Industries, Inc. and Subsidiaries
____________________________________________________________________________________________________________________________________
                              Thousands of Dollars; Years ended December 31             1993                1992              1991
____________________________________________________________________________________________________________________________________
CASH FLOWS FROM               Net (Loss)/Income                                   $ (34,013)           $  63,963         $  61,076
OPERATING ACTIVITIES          Special Charge, net of tax benefit (Note 16)            68,400                   -                 -
                              Cumulative Effect of Accounting
                                Changes (Notes 11 and 12)                                  -               7,170                 -
                              Depreciation and Depletion                             100,700              91,551            82,625
                                                                                     -------             -------           -------
                                                                                     135,087             162,684           143,701
                              (Increase)/Decrease in Accounts Receivable            (20,527)             (3,783)             9,929
                              Decrease/(Increase) in Contracts in Progress, net       20,892            (30,827)            13,217
                              (Decrease)/Increase in Accounts Payable,
                                Accrued Liabilities and Income Taxes Payable, net   (55,762)              15,101          (18,881)
                              Increase/(Decrease) in Deferred Income Taxes             2,604            (10,393)             2,580
                              Decrease in Undistributed Earnings of
                                Unconsolidated Affiliates                              3,144               1,387             6,081
                              Other, net                                              20,752              28,475            27,039
                              ______________________________________________________________________________________________________
                                                                                     106,190             162,644           183,666
____________________________________________________________________________________________________________________________________
CASH FLOWS FROM CAPITAL       Purchase of Property and Equipment                   (230,926)           (237,555)         (147,017)
INVESTMENT ACTIVITIES         Cost of Business Acquisitions, net of cash acquired   (29,996)            (42,313)                 -
                              Disposition of Property and Equipment                   16,551              10,679            12,237
                              (Increase) in Other Assets, net                       (14,139)            (48,849)           (3,657)
                              Other, net                                               8,211              11,523             4,314
                              ______________________________________________________________________________________________________
                                                                                   (250,299)           (306,515)         (134,123)
____________________________________________________________________________________________________________________________________
CASH FLOWS FROM FINANCING     Issuance of Debt                                       198,341             280,041            14,644
AND SHAREHOLDER ACTIVITIES    Repayment of Debt                                     (43,629)           (117,044)         (149,540)
                                                                                   ---------           ---------         ---------
                                                                                     154,712             162,997         (134,896)
                              Sale of Common Stock                                     3,236               4,230           104,054
                              Purchase of Common Stock                               (1,979)               (137)             (336)
                              Dividends Paid                                        (26,420)            (26,338)          (24,144)
                              ______________________________________________________________________________________________________
                                                                                     129,549             140,752          (55,322)
____________________________________________________________________________________________________________________________________
(DECREASE) IN CASH AND
TEMPORARY CASH INVESTMENTS                                                        $ (14,560)          $  (3,119)        $  (5,779)
____________________________________________________________________________________________________________________________________
                              The accompanying notes are an integral part of these financial statements.

                                                                 36

XXX BEGIN PAGE 37 XXX

STATEMENTS OF COMMON
SHAREHOLDERS' INVESTMENT        CBI Industries, Inc. and Subsidiaries
____________________________________________________________________________________________________________________________________
                                Thousands of Dollars; Years ended December 31           1993                1992              1991
____________________________________________________________________________________________________________________________________
COMMON STOCK                  Balance at Beginning of Year                          $ 99,459            $ 99,459          $ 60,558
                              Proceeds from Shares Sold                                    -                   -             5,750
                              Transfer from Additional Paid-in Capital due to
                                Three-for-Two Stock Split                                  -                   -            33,151
                              ______________________________________________________________________________________________________
                              Balance at End of Year                                  99,459              99,459            99,459
____________________________________________________________________________________________________________________________________
ADDITIONAL PAID-IN CAPITAL    Balance at Beginning of Year                           214,320             214,320           151,793
                              Proceeds from Shares Sold                                    -                   -            95,709
                              Transfer to Common Stock due to Three-for-Two
                                Stock Split and Fractional Share Payments                  -                   -          (33,182)
                              ______________________________________________________________________________________________________
                              Balance at End of Year                                 214,320             214,320           214,320
____________________________________________________________________________________________________________________________________
RETAINED EARNINGS             Balance at Beginning of Year                           479,614             432,879           389,931
                              Net (Loss)/Income to Common Shareholders              (39,846)              58,367            53,408
                              Dividends on Common Shares, net of tax benefits
                                of $176 in 1993 and $188 in 1992                    (17,647)            (17,378)          (15,222)
                              Proceeds from Shares Sold under Stock Plans                488                 874               641
                              Restricted Stock Awards Granted                            993               2,078               560
                              Exchange of Series C Preferred Shares for
                                Common Shares                                            139                  67               175
                              Excess of Market Value over Cost of Allocated
                                ESOP Shares                                            2,807               2,727             3,386
                              Excess of Market Value over Cost of Shares Issued
                                in Business Acquisition                                1,280                   -                 -
                              ______________________________________________________________________________________________________
                              Balance at End of Year                                 427,828             479,614           432,879
____________________________________________________________________________________________________________________________________
UNAMORTIZED RESTRICTED        Balance at Beginning of Year                           (8,477)             (6,438)           (6,408)
STOCK AWARDS                  Restricted Stock Awards Granted, net of forfeitures    (2,894)             (4,934)           (2,401)
                              Restricted Stock Awards Amortization                     2,873               2,895             2,371
                              ______________________________________________________________________________________________________
                              Balance at End of Year                                 (8,498)             (8,477)           (6,438)
___________________________________________________________________________________________________________________________________
UNALLOCATED ESOP SHARES       Balance at Beginning of Year                           (1,862)             (2,793)           (3,724)
                              Allocation of ESOP Shares                                  931                 931               931
                              ______________________________________________________________________________________________________
                              Balance at End of Year                                   (931)             (1,862)           (2,793)





____________________________________________________________________________________________________________________________________
UNAMORTIZED ESOP DEBT         Balance at Beginning of Year                          (19,697)            (20,671)          (21,550)
                              Amortization of ESOP Debt                                1,088                 974               879
                              ______________________________________________________________________________________________________
                              Balance at End of Year                                (18,609)            (19,697)          (20,671)
____________________________________________________________________________________________________________________________________
COST OF REACQUIRED            Balance at Beginning of Year                          (57,095)            (64,448)          (69,802)
COMMON STOCK                  Cost of Reacquired Shares                              (1,979)               (137)             (336)
                              Proceeds from Shares Sold under Stock Plans              2,748               3,356             1,954
                              Exchange of Series C Preferred Shares for
                                Common Shares                                          2,404               1,278             1,895
                              Restricted Stock Awards Granted, net of forfeitures      1,901               2,856             1,841
                              Cost of Shares Issued in Business Acquisition            6,668                   -                 -
                              ______________________________________________________________________________________________________
                              Balance at End of Year                                (45,353)            (57,095)          (64,448)
____________________________________________________________________________________________________________________________________
CUMULATIVE TRANSLATION        Balance at Beginning of Year                          (17,968)             (6,717)           (3,333)
ADJUSTMENT                    Translation Adjustment                                 (6,716)            (11,251)           (3,384)
                              ______________________________________________________________________________________________________
                              Balance at End of Year                                (24,684)            (17,968)           (6,717)
____________________________________________________________________________________________________________________________________
COMMON SHAREHOLDERS'
INVESTMENT                                                                          $643,532            $688,294          $645,591
____________________________________________________________________________________________________________________________________
                              The accompanying notes are an integral part of these financial statements.




XXX BEGIN PAGE 38 HERE XXX

NOTES                   CBI Industries, Inc. and Subsidiaries
______________________________________________________________________________
                        Thousands of Dollars, except per share amounts
______________________________________________________________________________
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION    The consolidated financial statements include CBI Industries,
Inc. and its subsidiaries (CBI). Significant intercompany balances and transactions are eliminated. Investments in non-majority owned affiliates are accounted for by the equity method. Effective in 1993, the Industrial Gases international subsidiaries changed their year-end from November to December.

REVENUE RECOGNITION    Revenues from Contracting Services are recognized on
the percentage of completion method. Earned revenue is based on the percentage that incurred costs to date bear to total estimated costs after giving effect to the most recent estimates of total cost. The cumulative impact of revisions in total cost estimates during the progress of work is reflected in the year in which these changes become known. Earned revenue reflects the original contract price adjusted for agreed upon claim and change order revenue, if any. Losses expected to be incurred on jobs in process, after consideration of estimated minimum recoveries from claims and change orders, are charged to income as soon as such losses are known. Progress billings in accounts receivable are currently due and exclude retentions until such amounts are due in accordance with contract terms. Revenues and related costs are recognized by Industrial Gases and Investments subsidiaries when products are shipped or services are rendered to the customer.

INTANGIBLE ASSETS    The excess of cost over the fair value of tangible net
assets of acquired businesses is amortized on a straight-line basis over the periods of expected benefit which do not exceed 40 years.

FOREIGN CURRENCY TRANSLATION AND EXCHANGE    The primary effects of foreign
currency translation adjustments in non-highly inflationary countries are recorded as a separate component of shareholders' investment. Foreign currency translation adjustments in highly inflationary countries and other exchange losses are included in the determination of income and were $10,944 in 1993, $7,169 in 1992 and $6,003 in 1991.

RESEARCH AND DEVELOPMENT    Expenditures for research and development
activities, which are charged to income as incurred, amounted to $13,694 in 1993, $11,726 in 1992 and $10,070 in 1991.

NET (LOSS)/INCOME PER COMMON SHARE    Primary earnings per common share are
computed by dividing net (loss)/income to common shareholders by the weighted average number of common shares outstanding during each year (37,166,000 in 1993, 36,601,000 in 1992 and 34,683,000 in 1991). Fully diluted earnings per common share are computed by dividing net (loss)/income, adjusted for the additional after-tax company contribution to the ESOP that would be required under the assumption that the Series C preferred stock had been converted to common stock, by the weighted average number of common and common equivalent shares outstanding plus the additional common shares resulting from the assumed conversion of the leveraged Series C preferred shares (42,604,000 in 1993, 41,957,000 in 1992 and 40,006,000 in 1991).

______________________________________________________________________________
2. INVENTORIES

Inventories are valued at the lower of cost (average and first-in, first-out) or market. Approximately 80% of 1993, 76% of 1992 and 81% of 1991 inventories were valued under the average cost method.



                                      38
______________________________________________________________________________
3. PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost and depreciated on a straight-line basis over the estimated useful lives: land improvements, 10 to 30 years; building and improvements, 8 to 40 years; plant machinery and terminals, 2 to 20 years; and field and office equipment, 3 to 25 years.
   Repair and maintenance costs, amounting to $61,596 in 1993, $53,630 in 1992, and $57,611 in 1991 are charged to expense as incurred. Renewals and betterments which substantially extend the useful life of an asset are capitalized and depreciated. Certain facilities used under capital leases are recorded as property and equipment, and are depreciated.

______________________________________________________________________________
4. NOTES PAYABLE

The following is a summary of notes payable, principally borrowed outside the
U.S.:
                                                    1993       1992      1991
______________________________________________________________________________
Weighted average interest rate
   at December 31 - %                               7.0%      11.4%     12.1%
Maximum month-end borrowings during the year     $53,285    $53,130   $33,565
Average month-end borrowings during the year     $45,465    $36,767   $28,961
Weighted average interest rate
   during the year - %                              6.2%      10.0%     12.2%
______________________________________________________________________________
   At December 31, 1993, CBI had $156,989 of unused bank overdraft borrowing privileges available at prevailing interest rates. In addition, as discussed in Note 5, CBI has a $300,000 unsecured three-year extendible revolving credit agreement. Certain of these credit arrangements require payment of commitment fees. While informal arrangements exist as to the level of compensating bank balances required, withdrawal of such balances is not legally restricted.

                                      38

XXX BEGIN PAGE 39 HERE XXX
______________________________________________________________________________
5. LONG-TERM DEBT

The components of long-term debt are:
                                                    1993       1992      1991
______________________________________________________________________________
Commercial Paper and Other Similar
   Borrowings with weighted average
   year-end interest rates of 3.6% in 1993
   and 4.1% in 1992                             $240,758   $232,615  $      -
6 1/4% Notes due 2000, net of
   unamoritized discount of $280                  74,720          -         -
6 5/8% Notes due 2003, net of
   unamoritized discount of $535                  74,465          -         -
Senior ESOP Notes with year-end interest rates
   of 8.354% in 1993, and 8.43% in 1992 and
   1991, maturing in 1994 through 2002           103,042    111,124   117,500
12 1/8% Notes, net of unamortized
   discount of $183 in 1991                            -          -    79,817
Variable Rate Secured Notes with weighted
   average year-end interest rates of 4.8%
   in 1993,  6.3% in 1992 and 9.1% in
   1991, maturing in 1994 through 2001            60,384      5,891     8,329
Variable Rate Unsecured Notes with
   weighted average year-end interest rates of 4.6% in 1993, 7.2% in 1992 and

   9.1% in 1991, maturing in 1994
   through 1998                                   72,518     67,651    43,532

Fixed Rate Secured Notes with weighted
   average year-end interest rates of 8.0%
   in 1993, 8.8% in 1992 and 10.1% in
   1991, maturing in 1994 through 1996               793      2,159     6,400
Fixed Rate Unsecured Notes with weighted
   average year-end interest rates of 8.9%
   in 1993, 10.0% in 1992 and 9.5% in
   1991, maturing in 1994 through 1997             3,876      8,904    14,977
Capital Lease Obligations with weighted
   average year-end interest rates of 13.2%
   in 1993, 13.7% in 1992 and 13.4% in
   1991, payable through 1996                        809        947     1,178
Other                                              1,440      1,746     4,168
______________________________________________________________________________
                                                 632,805    431,037   275,901
Less: current maturities                        (25,226)   (20,039)  (16,351)
______________________________________________________________________________
                                                $607,579   $410,998  $259,550
______________________________________________________________________________

Commercial paper and other similar borrowings, which would normally be classified as current debt, have been classified as long-term debt since this debt is supported by unused commitments under an existing $300,000 unsecured three-year extendible revolving credit agreement. The agreement has a present termination date of December 31, 1996, which is extendible annually for one additional year by mutual consent. Amounts borrowed under the agreement may be prepaid under certain options and a commitment fee is payable on any unused portion.
   On December 15, 1992, CBI redeemed all of the outstanding 12 1/8% Notes. In 1991, CBI entered into an interest rate swap agreement, based on a notional amount of $80 million, whereby CBI makes quarterly interest payments at an annual rate of 9.59% through December 15, 1998 in exchange for the right to receive interest payments semi-annually at 12 1/8% through December 15, 1992 and at floating rates (3.375% at December 31, 1993) quarterly through December 15, 1998.
   The unsecured credit and Senior ESOP Note agreements contain restrictive covenants regarding working capital, debt to total capitalization and shareholders' investment. The company was in compliance with all covenants at December 31, 1993.
   Minimum annual principal payments of long-term debt during the years ending in 1994 through 1998 are $25,226, $26,892, $271,093, $24,960 and $48,319,
respectively. In 1993 and 1992 capitalized interest was $5,935 and $6,117, respectively. Cash payments for interest, net of amounts capitalized, were $27,835 in 1993, $20,170 in 1992 and $31,311 in 1991.

______________________________________________________________________________
6. LEASES

Certain facilities and equipment are rented under operating leases that expire at various dates through 2009. Rental expense on operating leases was $36,785 in 1993, $38,249 in 1992 and $37,405 in 1991. Future rental commitments during the years ending in 1994 through 1998 and thereafter are $29,008, $21,369, $17,861, $16,357, $11,710 and $44,945, respectively. In November 1993, Statia
Terminals entered into an agreement with an independent third-party to lease and operate five million barrels of new storage capacity, together with a related single-point mooring buoy, on the island of St. Eustatius. These facilities are scheduled to be on-line by the end of the first quarter 1995. Capital leases, which are not significant, are included in property and equipment and the related obligations are reported in long-term debt.

                                      39


XXX BEGIN PAGE 40 HERE XXX
______________________________________________________________________________
7. COMMITMENTS AND CONTINGENT LIABILITIES

CBI selectively enters into forward contracts in its management of foreign currency balance sheet and transaction exposures. Gains or losses on forward contracts designated to hedge a foreign currency transaction are included in the measurement of income, while gains or losses on contracts which are effective as net investment hedges are recognized in shareholders' investment. At December 31, 1993, CBI had forward contracts, which mature in 1994, for foreign currencies totaling $8,400.
   On October 30, 1987, CBI Na-Con, Inc. was working in the Marathon Petroleum Company refinery in Texas City, Texas. While a lift was being made by a crane supplied and operated by others, the crane became unstable, causing the operator to drop the load on a hydrofluoric acid tank which released part of its contents into the atmosphere. The community surrounding the refinery was evacuated after the incident, and a substantial number of persons evacuated sought medical attention. CBI Na-Con, Inc. has reached settlements with all but 15 of the 4,300 (approximate) third-party plaintiffs who brought suit as a result of the incident. CBI Na-Con, Inc. is also defending a lawsuit brought by Marathon originally seeking contractual indemnity which has been amended to seek reimbursement for Marathon's expenditures relating to the incident, including property damage, emergency response costs, third-party claim payments and legal fees. CBI filed suit against its insurers seeking insurance coverage and other recourse as a result of the denial of coverage or reservation of rights by the insurers for the incident based on certain pollution exclusions in the policies. The trial court granted summary judgment in favor of the insurers in April 1991. CBI appealed the trial court's judgment, and the Texas Appellate Court reversed and remanded the case back to the trial court in August 1993 to allow CBI to conduct discovery. The insurers are seeking review by the Texas Supreme Court.
   A subsidiary of the company, Liquid Carbonic Industries Corporation (Liquid Carbonic), has been or is currently involved in civil litigation and governmental proceedings relating to antitrust matters. In this regard, since April 1992, several lawsuits have been filed against Liquid Carbonic and various competitors. These cases have been consolidated in the United States District Court for the Middle District of Florida, Orlando Division. The lawsuits allege generally that, beginning not later than 1968 and continuing through the present, defendants conspired to allocate customers, fix prices and rig bids for carbon dioxide in the United States in violation of the antitrust laws. On April 19, 1993, the court certified a class in the consolidated cases consisting of direct purchasers of carbon dioxide from defendants in the continental United States for the period from January 1, 1968, to and including October 26, 1992. Plaintiffs seek from defendants unspecified treble damages, civil penalties, injunctive relief, costs and attorneys' fees. In addition, a suit has been brought against Liquid Carbonic and others under the antitrust laws of the State of Alabama based upon the foregoing allegations. The company believes that the allegations made against Liquid Carbonic in these lawsuits are without merit, and Liquid Carbonic intends to defend itself vigorously. Liquid Carbonic and its subsidiaries also from time to time furnish documents and witnesses in connection with governmental investigations of alleged violations of the antitrust laws. While the outcome of any particular lawsuit or governmental investigation cannot be predicted with certainty, the company believes that these antitrust matters will not have a materially adverse effect on its operations or financial condition.
   In addition to the above lawsuits, CBI is a defendant in a number of lawsuits arising from the conduct of its business. While it is impossible at this time to determine with certainty the ultimate outcome of any litigation or matters referred to above, CBI's management believes that adequate provisions have been made for probable losses with respect thereto as best as

                                      40
7. COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

can be determined at this time and that the ultimate outcome, after provisions therefor, will not have a material adverse effect on the financial position of CBI. The adequacy of reserves applicable to the potential costs of being engaged in litigation and potential liabilities resulting from litigation are reviewed as developments in the litigation warrant.
   CBI also is jointly and severally liable for some liabilities of partnerships and joint ventures and has also given certain guarantees in connection with the performance of contracts and repayment of obligations by its subsidiaries and other ventures in which CBI has a financial interest. CBI's management believes that the aggregate liability, if any, for these matters will not be material to its financial position.

______________________________________________________________________________
8. PREFERRED STOCK

The authorized preferred stock is 20,000,000 shares with a $1.00 par value. The Board of Directors may authorize issuance of one or more series of preferred stock without shareholder approval.

SERIES A   No shares have been issued; 800,000 shares are reserved as Series A
Junior Participating Preferred Stock. On March 4, 1986, the Board of Directors declared a dividend of one Series A preferred stock purchase right for each share of outstanding common stock to the stockholders of record on March 18, 1986. These rights, which are attached to the common stock and expire March 18, 1996, entitle the registered holder to purchase from CBI a "unit" consisting of one one-hundredth of a share of Series A preferred stock at $50.00 per unit. The rights are not exercisable until certain events occur as set forth in a rights agreement between CBI and the First Chicago Trust Company of New York as Rights Agent. These rights are junior to any other series of preferred stock as to the payment of dividends and the distribution of assets.

SERIES B   No shares are currently authorized or outstanding.

SERIES C   In April 1988, CBI sold to the ESOP, as further discussed in  Note
10,   3,945,000 shares of Convertible Voting Preferred Stock, Series C, at
$32.40 per share, totaling $127,818. The Series C preferred stock has a $2.27 annual dividend per share payable semi-annually and is convertible into CBI
common stock, at the rate of one and one-half common shares    for each
preferred share, at the option of the holder or automatically in the event the Series C preferred stock is no longer held by the Trustee for the ESOP. The
Series C preferred stock   may be redeemed, in whole or in part, at CBI's
option, and has a liquidation value of $32.40 per share plus accrued and unpaid dividends. The Series C preferred stock is entitled to vote the number of shares equal to the number of shares of common stock into which the Series C preferred stock could be converted on the record date on all matters on which the common stock is entitled to vote. Through December 31, 1993, 231,481 shares of the Series C preferred stock have been acquired and retired from former employees who had been participants in the ESOP.












                                      40
XXX BEGIN PAGE 41 HERE XXX
______________________________________________________________________________
9. COMMON STOCK

At December 31, 1993, 5,570,279 shares of authorized and unissued common shares were reserved for the conversion of the Series C preferred shares. The number of reacquired common shares was 2,273,761 at December 31, 1993, 2,905,146 at December 31, 1992 and 3,285,102 at December 31, 1991. The number of outstanding common shares are:
                                                1993        1992         1991
______________________________________________________________________________
Balance at Beginning of Year              36,737,940  36,287,720   21,647,593
Shares Sold                                        -           -    2,300,000
Allocation of ESOP Shares                     70,264      70,264       69,320
Exchange of Series C Preferred Shares        122,636      65,308       84,133
Reacquired Shares                           (71,005)     (3,980)     (11,483)
Shares Sold under Stock Plans                140,129     171,028       89,631
Restricted Stock Awards,
   net of forfeitures                         99,625     147,600       65,550
Three-for-Two Stock Split                          -           -   12,042,976
Shares Issued in Business Acquisition        340,000           -            -
______________________________________________________________________________
Balance at End of Year                    37,439,589  36,737,940   36,287,720
______________________________________________________________________________

   In the second quarter of 1991, CBI completed a public offering of 2,300,000 pre-split shares of common stock and received net proceeds of $101,459. On May 15, 1991, CBI's Board of Directors declared a three-for-two stock split in the form of a 50% stock dividend which was paid on June 21, 1991 to shareholders of record on May 28, 1991.

STOCK OPTION PLAN   Under this plan, as amended in 1990, key employees may be
granted the right to purchase common stock at not less than the market value at the date of grant. The plan provides for granting tax-qualified incentive stock options, non-qualified stock options or stock appreciation rights, up to a maximum of 1,800,000 shares. Options generally may be exercised for ten years after the date of grant and payment may be made in any combination of cash and shares of CBI common stock. Options were granted for 220,300 common shares (at $28.00 per share) in 1993, 216,350 common shares (at $33.75 per share) in 1992 and 220,050 common shares (at $31.17 per share) in 1991. Options on 207,950 shares have been exercised, options on 6,150 shares have been cancelled and 452,850 shares were available for future grant as of December 31, 1993.

EMPLOYEE STOCK PURCHASE PLANS   These plans provide that employees may
purchase, semi-annually, through regular payroll deductions, common shares at 85% of market value at the date of purchase. The current plans provide that up to 1,150,000 of reacquired common shares or authorized and unissued common shares may be purchased through January 16, 1997. As of December 31, 1993, 574,652 shares remain available for future purchase.

RESTRICTED STOCK AWARD PLAN   The number of common shares awarded under the
1989 Restricted Stock Award Plan was 110,200 in 1993, 157,150 in 1992 and 106,050 in 1991. Under the 1989 plan, up to 750,000 shares of common stock may be granted to key employees. Shares are awarded in the name of the employee, who has all rights of a shareholder, subject to certain restrictions or forfeitures. Restrictions on 50% of the award generally expire five years from the award date. As of December 31, 1993, 252,050 shares remain available for award under the 1989 plan and 867,175 shares remain subject to restrictions under the 1989 and previous plans. The market value of shares awarded under the plan is recorded as unamortized restricted stock awards and shown as a separate component of shareholders' investment. This deferred charge is amortized to costs and expenses ($2,873 in 1993, $2,895 in 1992 and $2,371 in 1991) over the periods in which participants perform services.

                                      41
______________________________________________________________________________
10.  EMPLOYEE STOCK OWNERSHIP PLAN (ESOP)

In 1987, CBI established an ESOP to provide most U.S. salaried employees an additional opportunity to share in the ownership of CBI. Initial funding for the ESOP consisted of a transfer of surplus assets, including 546,305 pre-split common shares and $23,909 of cash investments, arising from the termination and restructuring of CBI's principal defined benefit pension plans. In 1988, the ESOP received additional funding through a $125,000 loan. With the proceeds from the loan and funds from the pension reversion, the ESOP purchased an additional 820,479 pre-split shares of CBI common stock and 3,945,000 shares of Series C preferred stock in 1988.
   The loan, which is reflected as long-term debt on CBI's balance sheet, was initially offset by a like amount of unamortized ESOP debt in shareholders' investment. As company contributions plus the dividends on the shares held by the ESOP are used to meet interest and principal payments on the loan over its 14-year term, shares acquired with the loan proceeds are allocated to eligible employees. Debt service requirements on the Senior ESOP Notes, which are funded through dividends (of $9,332 in 1993, $9,543 in 1992 and $9,562 in 1991) on the shares held by the ESOP and company contributions (of $7,646 in 1993, $6,454 in 1992 and $5,519 in 1991) amounted to $16,978 in 1993, $15,997 in 1992 and $15,081 in 1991, and are reported as dividends on preferred and common stock, and as costs and expenses included in the measurement of income from operations. The unamortized ESOP debt offset in shareholders' investment is reduced as shares are allocated.
   Shares received and purchased from the transfer of the surplus assets from the terminated and restructured defined benefit pension plans are reflected as unallocated ESOP shares. These shares are being allocated to eligible employees over a period of eight years beginning in 1987. The value of the shares allocated is reflected in the statements of income as a charge, based upon the market value of the stock at each year-end, to costs and expenses included in the measurement of income from operations and on the balance sheets as a reduction of unallocated ESOP shares in the shareholders' investment section.
   The number of common shares allocated to eligible employees was 165,795 in 1993, 159,754 in 1992 and 154,474 in 1991. The number of Series C preferred shares allocated was 357,703 in 1993, 342,238 in 1992 and 328,699 in 1991.

                                      41


XXX BEGIN PAGE 42 HERE XXX
______________________________________________________________________________
11.  INCOME TAXES

In the fourth quarter of 1992, CBI adopted the provisions of Statement of Financial Accounting Standards No. 109 - Accounting for Income Taxes, retroactive to the first quarter of 1992. The cumulative non-cash effect of changing the method of accounting for income taxes as of January 1, 1992, from the requirements previously followed under Statement of Financial Accounting Standards No. 96, was to increase net income by $14,310. This increase resulted primarily from the elimination of the requirement to provide deferred income taxes on nonmonetary assets which are subject to indexation in certain highly inflationary countries and the recognition of additional tax benefits. This credit is reflected in the cumulative effect of accounting changes reported on the statements of income. Additionally, under this accounting standard, the tax benefits arising from dividends used for ESOP debt service are reassigned from the provision for income taxes to the charge for dividends on preferred shares, both of which are considered in measuring net income to common shareholders.




11.  INCOME TAXES (Continued)

   The sources of (loss)/income before income taxes, minority interest and cumulative effect of accounting changes are:
                                                1993        1992         1991
______________________________________________________________________________
U.S. Sources<FN1>                         $(104,838)    $ 18,375     $  5,960
Non-U.S. Sources                             102,603     127,125      131,005
______________________________________________________________________________
                                          $  (2,235)    $145,500     $136,965
______________________________________________________________________________
<FN1>(Loss)/income before taxes, minority interest and cumulative effect of accounting changes from U.S. sources is after deducting corporate and business segment administrative headquarter's costs, and the majority of research and development expenditures and interest costs, which are incurred within the United States but which provide benefit and support to CBI's operations on a global basis; therefore, the reported U.S. sources of pre-tax (loss)/income are not indicative of the level of pre-tax (loss)/income earned solely from U.S. operations and are not comparable to the amounts reported from non-U.S. sources. The 1993 U.S. sources loss is primarily related to the special charge discussed in Note 16.

The (provision for) income taxes consisted of:
                                                1993        1992         1991
______________________________________________________________________________
Current U.S. Taxes                          $  9,326   $ (8,111)    $ (8,215)
State Taxes<FN1>                               (878)     (2,571)      (2,896)
Deferred U.S. Taxes                           18,650     (1,919)        8,846
Non-U.S. Taxes                              (47,698)    (50,099)     (58,035)
______________________________________________________________________________
                                           $(20,600)   $(62,700)    $(60,300)
______________________________________________________________________________
<FN1>State taxes are high in relation to the U.S. source income because many states do not permit the filing of consolidated tax returns, resulting in losses in one business entity not being offset against profits in another business entity.

   At December 31, 1993, CBI had $1,074 of investment tax and other general business credits that are available to utilize against 1993 and future U.S. income tax liabilities through 2003, which were recognized as deferred tax assets at December 31, 1993. The company has not recorded additional deferred income taxes on $336,666 of indefinitely reinvested undistributed earnings of non-U.S. subsidiaries and affiliates at December 31, 1993. Total income tax payments were $49,803 in 1993, $57,506 in 1992 and $60,052 in 1991.

   The components of the deferred income tax (provision)/benefit, which also represent the principal types of temporary differences that give rise to significant portions of the deferred income tax liability, are:

                                                1993        1992         1991
______________________________________________________________________________
Depreciation Expense                        $(1,321)    $(2,063)      $ (769)
Non-U.S. Activity                                162         218        (286)
Contract Accounting                               35     (1,926)        1,071
Employee and Retiree Benefits                   (62)       1,047        (108)
Tax Benefit Leases                                 -           -        5,442
Special Charge                                21,317           -            -
Other, net                                   (1,481)         805        3,496
______________________________________________________________________________
                                             $18,650    $(1,919)      $ 8,846
______________________________________________________________________________

                                      42

11.  INCOME TAXES (Continued)

   The principal temporary differences which are included in the deferred income tax liability at December 31, 1993 include depreciation expense - $105,481, non-U.S. activity - $(20,191), employee and retiree benefits - $(23,624) and special charge - $(21,317).

A reconciliation of income taxes at the U.S. statutory rate and the (provision for) income taxes follows:
                                                1993        1992         1991
______________________________________________________________________________
(Loss)/Income before Income Taxes, Minority
Interest and Cumulative Effect of
Accounting Changes                         $ (2,235)    $145,500     $136,965
______________________________________________________________________________
Tax Benefit/(Provision) at U.S.
   Statutory Rate                          $     782   $(49,470)    $(46,568)
State Income Taxes                             (878)     (2,571)      (2,896)
Equity Interest in Net Income of
   Unconsolidated Affiliates                   (169)       1,625        1,150
Non-U.S. Tax Rate Differential and
   Non-U.S. Losses without Tax Benefit       (9,066)     (7,531)     (12,388)
Extra Tax due to Allocation of U.S. Expenses
   to Non-U.S. Sources                       (2,982)     (2,307)      (2,979)
Special Charge                               (8,860)           -            -
Tax Benefits from Dividends used for ESOP
   Debt Service                                    -           -        2,850
Other, net                                       573     (2,446)          531
______________________________________________________________________________
(Provision for) Income Taxes               $(20,600)   $(62,700)    $(60,300)
______________________________________________________________________________
Effective Tax Rates                     (Note <FN1>)       43.1%        44.0%
______________________________________________________________________________
<FN1>The effective tax rate in 1993 is not meaningful due to the special charge. Excluding the effect of the special charge, which was tax benefited at an effective rate of 25.3%, the 1993 effective tax rate was 49.0%.

XXX BEGIN PAGE 43 HERE XXX
______________________________________________________________________________
12.  PENSION PLANS AND OTHER POST RETIREMENT BENEFITS

CBI sponsors defined benefit and defined contribution pension plans, and makes contributions to union sponsored multi-employer pension plans. The principal non-contributory defined benefit plan covers most U.S. salaried employees. Benefits under the principal defined benefit plan are based on years of service and compensation levels.

Pension expense for the defined benefit plans include the following components:

                                                1993        1992         1991
______________________________________________________________________________
Service Cost                                 $ 4,846     $ 4,150      $ 1,587
Interest Cost                                  8,044       6,947        6,456
Actual Return on Assets                     (10,221)     (4,192)      (8,606)
Net Amortization and Deferral                  3,684     (2,029)        4,074
______________________________________________________________________________
Net Defined Benefit Pension Plans Expense    $ 6,353     $ 4,876      $ 3,511
______________________________________________________________________________



12.  PENSION PLANS AND OTHER POST RETIREMENT BENEFITS (Continued)

The funded status of the defined benefit plans is:

                                                1993        1992         1991
______________________________________________________________________________
Market Value of Plan Assets                $  86,969    $ 73,443     $ 63,677
______________________________________________________________________________
Accumulated Benefit Obligation including
   Vested Benefits of $79,102 in 1993,
   $63,470 in 1992 and $55,719 in 1991      (80,603)    (64,857)     (56,953)
Additional Benefits Based on Projected
   Salary Levels                            (34,568)    (24,524)     (19,206)
______________________________________________________________________________
Projected Benefit Obligation               (115,171)    (89,381)     (76,159)
______________________________________________________________________________
Projected Benefit Obligation (Over)
   Plan Assets                              (28,202)    (15,938)     (12,482)
Unrecognized Loss                             29,102      14,785       10,840
Unrecognized Net Transition Asset            (6,967)     (7,987)      (9,416)
Unrecognized Prior Service Costs               8,294       8,144        8,484
Additional Minimum Liability                 (1,249)           -            -
______________________________________________________________________________
Pension Asset/(Liability)                  $     978    $  (996)    $ (2,574)
______________________________________________________________________________

   The principal defined benefit plan assets consist of long-term investments, including equity and fixed income securities, and cash. The significant assumptions used in determining pension expense and the related pension obligations were: discount rate, 7.5% in 1993, and 8.5% in 1992 and 1991; increase in compensation levels, 4.5% in 1993, and 5.0% in 1992 and 1991; and long-term rate of return on plan assets, 9.0% in 1993, and 10.0% in 1992 and 1991. CBI funds pension costs as required. As discussed in Note 10, CBI also maintains an ESOP which offsets certain benefit obligations of the principal defined benefit pension plan. The total provisions for all pension plan expense was $15,170 in 1993, $14,769 in 1992 and $14,102 in 1991.
   In addition to pension benefits, CBI currently provides certain separate life insurance and health care benefits for employees retiring under the principal non-contributory defined benefit pension plan. Retiree health care benefits are provided under an established formula which limits company costs based on prior years of service of retired employees. This plan may be changed or terminated by the company at any time for any reason with no liability to current or future retirees. The costs of retiree life insurance and health care benefits were $4,159 in 1991. In 1992, CBI adopted Statement of Financial Accounting Standards No. 106 - Employers' Accounting for Postretirement Benefits Other Than Pensions. The cumulative effect of adopting this new accounting requirement as of January 1, 1992, which is included in the cumulative effect of accounting changes reported on the statements of income, amounted to a non-cash, after-tax, charge of $21,480 ($34,983 before income tax benefit). The net other postretirement benefit expense was $3,211 in 1993 and $3,564 in 1992, which included components of service cost of $568 in 1993 and $991 in 1992; interest cost of $2,688 in 1993 (at 7.5%) and $2,617 in 1992
(at 8.5%); net of a return on plan assets of $45 in 1993 and $44 in 1992.
   At December 31, 1993, the accrued liability for postretirement benefits other than pensions equals $35,580, which reflects an accumulated postretirement benefit obligation of $40,964, of which $15,118 is applicable to retirees and $25,846 to active employees, net of plan assets of $1,169 and an unrecognized net loss of $4,215.

XXX BEGIN PAGE 44 HERE XXX
______________________________________________________________________________
13.  OPERATIONS BY BUSINESS SEGMENT AND GEOGRAPHIC AREA

CBI has three major business segments:

   Contracting Services is organized under Chicago Bridge & Iron Company as a worldwide construction group that provides, through separate subsidiaries, a broad range of services including design, engineering, fabrication, project management, general contracting and specialty construction services, including non-destructive inspection and post-weld heat treatment, primarily associated with metal plate vessels as well as water and wastewater treatment structures.
   Industrial Gases is organized under Liquid Carbonic Industries Corporation. Liquid Carbonic is the world's largest supplier of carbon dioxide in its various forms, produces and markets other gases for industrial, medical and specialty applications, and assembles and sells related equipment. Carbon dioxide is used in the refrigeration, freezing, processing and preservation of food, beverage carbonation, water treatment and chemical production. Other gases are used in a variety of industrial, medical and specialty applications. Liquid Carbonic currently has operations in the United States, Canada and 21 other countries.
   Investments include interests in Statia Terminals, N.V., which provides oil and gas storage and blending facilities and bunkering services in the Caribbean and Nova Scotia, Canada, and operates a special products terminal in Brownsville, Texas; and other financial investments.
   Revenues, income from operations, assets, capital expenditures, and depreciation and depletion by business segment are presented in the Financial Summary.
   CBI operates in the United States, Western Hemisphere (outside of the United States) and Eastern Hemisphere. Transactions between companies in the same or different geographic areas are recorded on the same basis as transactions with unrelated customers. No customer accounted for more than 10% of revenues. Export sales, to unrelated customers outside of the United States, were less than 10% of revenues in each period reported. Transfers between geographic areas are not material.

Revenues, (loss)/income from operations and assets by geographic area are:

                                                         (Loss)/
                                                     Income from
                                         Revenues     Operations       Assets
______________________________________________________________________________
1993    United States<FN1>             $  808,679      $(92,200)   $  907,165
        Western Hemisphere                609,487         98,103      727,180
        Eastern Hemisphere                253,578         20,242      235,900
______________________________________________________________________________
                                       $1,671,744       $ 26,145   $1,870,245
______________________________________________________________________________
1992    United States<FN1>             $  832,021       $  6,146   $  868,071
        Western Hemisphere                548,094        116,293      611,994
        Eastern Hemisphere                292,659         43,841      205,260
______________________________________________________________________________
                                       $1,672,774       $166,280   $1,685,325
______________________________________________________________________________
1991    United States<FN1>             $  871,266       $  5,701   $  725,228
        Western Hemisphere                519,166        131,335      547,883
        Eastern Hemisphere                224,469         30,497      205,760
______________________________________________________________________________
                                       $1,614,901       $167,533   $1,478,871
______________________________________________________________________________
<FN1>(Loss)/income from operations in the United States is after deducting corporate and business segment administrative headquarter's costs and the majority of research and development expenditures, both of which are incurred within the United States, but which provide benefit on a global basis; therefore, the reported level of U.S. operating income is not indicative of the level of income earned solely from U.S. operations and is not comparable to the amounts reported from non-U.S. sources. The 1993 United States loss from operations is primarily related to the special charge discussed in Note 16.

______________________________________________________________________________
14.  Unconsolidated Affiliates

CBI owns a non-majority interest in a number of affiliated companies and participates in several joint ventures which are accounted for by the equity method. Certain of these affiliates are engaged in similar businesses and some contract with CBI. These transactions have not been eliminated from the following summarized financial data.

                                             1993           1992         1991
______________________________________________________________________________
Current Assets                          $ 117,753      $ 114,835    $ 110,303
Non-Current Assets                        359,146        392,546      354,632
Current Liabilities                      (52,558)       (83,535)     (63,558)
Non-Current Liabilities                 (250,556)      (240,755)    (224,844)
______________________________________________________________________________
Equity                                  $ 173,785      $ 183,091    $ 176,533
______________________________________________________________________________
CBI's Share of Equity                   $  48,410      $  66,596    $  62,722
______________________________________________________________________________
Revenues                                $ 225,600      $ 288,486    $ 264,274
Costs of Services and Products Sold     (173,098)      (210,267)    (172,046)
Other Expenses                           (50,550)       (44,625)     (49,884)
______________________________________________________________________________
Income before Income Taxes                  1,952         33,594       42,344
Provision for Income Taxes                  (308)       (12,020)     (17,045)
______________________________________________________________________________
Net Income                              $   1,644      $  21,574    $  25,299
______________________________________________________________________________
CBI's Share of Net Income               $   1,480      $   6,665    $   7,259
______________________________________________________________________________

XXX BEGIN PAGE 45 HERE XXX
______________________________________________________________________________
15. ACQUISITIONS AND DISPOSITION

In May 1993, Ershigs, Inc., an engineering, manufacturing and contractor company, which specializes in fiberglass reinforced plastic and dual-laminate vessels, tanks and other structures for corrosion-resistant applications was acquired. During March 1992, CBI acquired the assets of MQS Inspection, Inc., which provides non-destructive examination and inspection services to its clients in the utility, petroleum, petrochemical and other markets. The outstanding stock of Cooperheat, Inc., which provides post-weld heat treating and refractory bake-outs as field services and sells associated equipment, was acquired on December 31, 1992. These acquisitions were recorded under the purchase method of accounting. The company also acquired certain other entities during the three years ended December 31, 1993. On February 17, 1993, CBI sold the net operating assets of Indrex as discussed in the Financial Review.

______________________________________________________________________________
16. SPECIAL CHARGE

In the fourth quarter of 1993, CBI recorded a special charge of $91,600 ($68,400 after-tax), which is equivalent to net loss per common share of $1.84 ($1.60 on a fully diluted basis), to provide for costs, identified through its reengineering and quality programs, to more efficiently align capabilities to customer needs, and for non-operational regulatory and legal costs. Included within the special charge were non-cash provisions totaling $42,000 for the write-downs of excess, non-performing, assets and for increases in certain liability reserves. The remaining $49,600 of the special charge includes provisions for costs associated with certain workforce realignments and reductions, and selected regulatory and legal issues over the next several years. The actions and reserves provided for by the special charge will adjust the company's expense structure and enhance CBI's future operating performance.

______________________________________________________________________________
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors
CBI Industries, Inc.:

We have audited the accompanying consolidated balance sheets of CBI Industries, Inc. (a Delaware corporation) and Subsidiaries as of December 31, 1993, 1992 and 1991, and the related consolidated statements of income, cash flows and common shareholders' investment for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CBI Industries, Inc. and Subsidiaries as of December 31, 1993, 1992 and 1991, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.
                                      45
   As discussed in Notes 11 and 12 to the financial statements, effective January 1, 1992, the Company changed its methods of accounting for income taxes and for postretirement benefits other than pensions.



                        /s/ ARTHUR ANDERSEN & CO.
                        _________________________
                            ARTHUR ANDERSEN & CO.



Chicago, Illinois,
February 17, 1994.

______________________________________________________________________________
MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

CBI is responsible for the financial statements and other information presented in this report. The financial statements were prepared in accordance with generally accepted accounting principles and necessarily include some informed judgments and estimates in accounting for transactions and events. Other financial information included in this report is consistent with these financial statements.
   CBI maintains a system of internal controls designed to provide reasonable assurance of the proper execution and recording of transactions. In addition, emphasis is placed on the careful selection and training of personnel, an organizational structure which provides for an appropriate division of responsibility and authority, and the communication of written policies and procedures. CBI has an internal audit program to examine and evaluate the adequacy of controls and procedures and the resultant recording of transactions and events.
   The Board of Directors, as a whole and through its Audit Committee, monitors the financial and accounting operations of CBI, including the review and discussion of financial statements and reports, the evaluation and acceptance of budgets and the basis of the engagement and report of the independent auditors. All members of the Audit Committee are outside directors. The Audit Committee meets periodically with the independent auditors, management personnel and the internal auditors to assure each is discharging its responsibilities. The independent auditors and the internal auditors have access to the Audit Committee without the presence of management personnel.

XXX BEGIN PAGE 46 HERE XXX


QUARTERLY FINANCIAL DATA            CBI Industries, Inc. and Subsidiaries
_________________________________________________________________________
  Thousands of Dollars, except per share amounts
_________________________________________________________________________
QUARTERLY OPERATING RESULTS, COMMON STOCK PRICES AND DIVIDENDS

The following table summarizes the unaudited quarterly operating results for the years ended December 31, 1993 and 1992:

                                                                      Net (Loss)/Income
                                           (Loss)/         Net         per Common Share
                                       Income from     (Loss)/   ______________________
Quarter Ended                Revenues   Operations      Income   Primary  Fully Diluted
_______________________________________________________________________________________
1993   December 31<FN1>    $  437,604    $(56,281)   $(58,312)   $(1.61)        $(1.39)
       September 30           408,372       31,523      10,297       .24            .22
       June 30                427,842       29,524       8,418       .19            .17
       March 31               397,926       21,379       5,584       .11            .11
_______________________________________________________________________________________
                           $1,671,744     $ 26,145   $(34,013)   $(1.07)        $ (.89)
_______________________________________________________________________________________
1992   December 31         $  432,442     $ 29,957   $  17,599   $   .44        $   .39
       September 30           428,713       48,667      20,188       .51            .46
       June 30                414,030       49,254      19,756       .50            .44
       March 31<FN2>          397,589       38,402       6,420       .14            .13
_______________________________________________________________________________________
                           $1,672,774     $166,280   $  63,963    $ 1.59        $  1.42
_______________________________________________________________________________________
<FN1>Operating results in the fourth quarter and annual 1993 are after a special charge of $91,600 ($68,400 after-tax), which is equivalent to a net loss per common share of $1.84 ($1.60 on a fully diluted basis), to provide for costs to more efficiently align capabilities to customer needs, and for non-operational regulatory and legal costs.
<FN2>In the fourth quarter of 1992, CBI adopted, retroactively to the first quarter of
     1992, Statements of Financial Accounting Standards No. 106 - Employers' Accounting
     for Postretirement Benefits Other Than Pensions and No. 109 - Accounting for Income
     Taxes. The cumulative effect of adopting these two accounting pronouncements decreased first quarter and annual 1992 net income by  $7,170, which is equivalent to a net loss per common share of $0.20 ($0.17 on a fully diluted basis).



The following table presents the quarterly common shares outstanding, range of closing common stock prices and dividends declared on common shares for the years ended December 31, 1993 and 1992:

                        Common Shares    Range of Closing Common Stock Prices
                       Outstanding at    ____________________________________       Common
Quarter Ended             Quarter End       High         Low      Quarter End    Dividends
__________________________________________________________________________________________
1993   December 31         37,439,589    $32         $23 7/8          $30 3/8         $.12
       September 30        37,362,915     28 7/8      25 1/4           25 1/4          .12
       June 30             37,273,091     29 1/4      21 7/8           25              .12
       March 31            36,887,273     30 3/4      26 3/8           26 3/4          .12
__________________________________________________________________________________________
                                                                                      $.48
__________________________________________________________________________________________
1992   December 31         36,737,940    $32 5/8     $25 7/8          $29 5/8         $.12
       September 30        36,659,994     34 1/2      27               28 3/4          .12
       June 30             36,596,023     36 3/4      31 1/2           33 1/2          .12
       March 31            36,564,379     37 1/8      31 5/8           34 1/8          .12
__________________________________________________________________________________________
                                                                                      $.48
__________________________________________________________________________________________

