Form 10-K, Exhibit 13
period 1994-12-31
CBI INDUSTRIES INC /DE/
filed 1995-03-23
CIK 310431

XXX BEGIN PAGE 24 HERE XXX

FINANCIAL SUMMARY   CBI Industries, Inc. and Subsidiaries
____________________________________________________________________________________________________________________________________
Thousands of dollars,
  except per share amounts; Years ended December 31,             1994           1993            1992            1991            1990
____________________________________________________________________________________________________________________________________
RESULTS OF OPERATIONS
  Revenues                  Industrial Gases               $  907,300     $  826,242      $  746,394      $  697,569      $  661,970
                            Contracting Services              831,399        728,572         793,093         775,591         764,890
                            Investments                       152,208        116,930         133,287         141,741         138,549
                            ________________________________________________________________________________________________________
                                                            1,890,907      1,671,744       1,672,774       1,614,901       1,565,409
  __________________________________________________________________________________________________________________________________
  Income from Operations    Industrial Gases                  127,575        112,628         107,505         106,968         102,589
                            Contracting Services               23,540          8,035          75,698          70,231          55,265
                            Investments                        29,626         14,916           2,236          10,214          14,747
                            Corporate                        (20,201)       (17,834)        (19,159)        (19,880)        (19,684)
                            Special (Charge)/Credit                 -  (91,600)<FN1>               -               -     10,788<FN3>
                            ________________________________________________________________________________________________________
                                                              160,540         26,145         166,280         167,533         163,705
  __________________________________________________________________________________________________________________________________
  Income/(Loss) before Income Taxes                           118,910        (2,235)         145,500         136,965         122,849
  Net Income/(Loss)                                            51,484  (34,013)<FN1>     63,963<FN2>          61,076     55,135<FN3>
  Net Income/(Loss) to Common Shareholders                     45,454  (39,846)<FN1>     58,367<FN2>          53,408     47,604<FN3>
____________________________________________________________________________________________________________________________________
FINANCIAL POSITION
  Assets                    Industrial Gases               $1,238,945     $1,109,051        $971,796        $843,239        $803,496
                            Contracting Services              387,268        402,225         385,455         350,855         358,735
                            Investments                       382,499        358,969         328,074         284,777         270,051
                            ________________________________________________________________________________________________________
                                                            2,008,712      1,870,245       1,685,325       1,478,871       1,432,282
  __________________________________________________________________________________________________________________________________
  Debt                      Current                            89,830         68,698          65,657          46,378          46,085
                            Long-Term                         666,730        607,579         410,998         259,550         394,739
                            ________________________________________________________________________________________________________
                                                              756,560        676,277         476,655         305,928         440,824
  __________________________________________________________________________________________________________________________________
  Capital Stock             Preferred                          38,138         33,080          27,187          20,570          15,198
                            Common                            677,698        643,532         688,294         645,591         497,465
                            ________________________________________________________________________________________________________
                                                              715,836        676,612         715,481         666,161         512,663
  __________________________________________________________________________________________________________________________________
  Debt to Capitalization <FN4> - %                              51.4%          50.0%           40.0%           31.5%           46.2%
  Debt to Capitalization Adjusted for the ESOP Debt <FN5> - %   45.0%          42.4%           30.7%           19.4%           33.4%




____________________________________________________________________________________________________________________________________
PER COMMON SHARE
  Net Income/(Loss) - Primary                              $     1.20 $  (1.07)<FN1> $     1.59<FN2>      $     1.54 $     1.58<FN3>
  Net Income/(Loss) - Fully Diluted                              1.10     (.89)<FN1>       1.42<FN2>            1.38       1.41<FN3>
  Dividends                                                       .48            .48             .48             .44             .40
  Common Capital Stock                                          17.79          17.19           18.74           17.79           15.32
  __________________________________________________________________________________________________________________________________
  Common Stock Price        Range                           35-20 1/8      32-21 7/8   37 1/8-25 7/8   36 3/4-23 7/8  29 1/4- 20 3/4
                            Year-End                           25 5/8         30 3/8          29 5/8          32 3/8          26 7/8
____________________________________________________________________________________________________________________________________
OTHER
  Capital Expenditures      Industrial Gases               $  188,098     $  189,041      $  156,813      $   93,536      $   91,180
                            Contracting Services               24,153         24,925          56,427          29,267          24,630
                            Investments                        26,774         16,960          24,315          24,214          12,599
                            ________________________________________________________________________________________________________
                                                              239,025        230,926         237,555         147,017         128,409
  __________________________________________________________________________________________________________________________________
  Depreciation              Industrial Gases                   78,654         73,306          67,457          60,836          57,783
                            Contracting Services               18,844         20,899          14,704          11,095          11,176
                            Investments                         9,625          6,495           9,390          10,694           8,213
                            ________________________________________________________________________________________________________
                                                              107,123        100,700          91,551          82,625          77,172
  __________________________________________________________________________________________________________________________________
  Net Other Non-Cash Charges to Income from Operations         26,294         85,932          43,370          17,115          23,347
  Cash Flow from Operations <FN6>                             293,957   212,777<FN1>         301,201         267,273    264,224<FN3>
____________________________________________________________________________________________________________________________________

<FN1>Results in 1993 are after a special charge of $91,600 ($68,400 after-tax), which was equivalent to a net loss per common share of $1.84 ($1.60 on a fully diluted basis), to provide for costs to more efficiently align capabilities to customer needs, and for non-operational regulatory and legal costs.
<FN2>In 1992, CBI adopted Statements of Financial Accounting Standards No. 106 - Employers' Accounting for Postretirement Benefits
     Other Than Pensions and No. 109 - Accounting for Income Taxes. The cumulative effect of adopting these two accounting standards decreased net income by $7,170, which was equivalent to a net loss per common share of $0.20 ($0.17 on a fully diluted basis).
<FN3>Results in 1990 include a special credit from the sale of an equity interest in Australian Submarine Corporation of $10,788
     ($6,580 after-tax), which was equivalent to net income per common share of $0.23 ($0.19 on a fully diluted basis).
<FN4>Capitalization equals debt plus capital stock.
<FN5>Adjusted to reflect ESOP debt as additional capital stock consistent with the requirement of the ESOP Trust to allocate its holdings of the Series C preferred and common shares to eligible employees.
<FN6>Cash flow from operations equals income from operations plus depreciation and net other non-cash charges to income from operations.

     The financial statements should be read in conjunction with this summary.


XXX BEGIN PAGE 25 HERE XXX
FINANCIAL REVIEW        CBI Industries, Inc. and Subsidiaries
______________________________________________________________________________
The following discussion and analysis of operating performance and financial condition should be read in conjunction with the financial statements.
______________________________________________________________________________
OPERATING PERFORMANCE
   OVERVIEW

Over the past two years, CBI has strengthened its focus on customer needs, improved operational and executional efficiencies, eliminated redundant and non-value-adding activities, and enhanced and added to its productive capabilities. The success of these initiatives, which have been supplemented by the reengineering and quality management programs in operation throughout the company, is confirmed by the financial results achieved in 1994.

Millions of dollars, except per share amounts       1994  1993<FN1> 1992<FN2>
______________________________________________________________________________
Revenues                                        $1,890.9   $1,671.7  $1,672.8
Gross Profit from Operations                       421.9      353.6     380.7
Gross Profit from Operations - %                   22.3%      21.2%     22.8%
Income from Operations                             160.5      117.7     166.3
Income from Operations - %                          8.5%       7.0%      9.9%
Net Income                                          51.5       34.4      64.0
Net Income per Common Share - Primary               1.20        .77      1.59
Net Income per Common Share - Fully Diluted         1.10        .71      1.42
Cash Flow from Operations <FN3>                    294.0      262.4     301.2
______________________________________________________________________________
[FN]
<FN1>Income from operations, net income, earnings per share data and cash flow from operations in 1993 are before the special charge discussed in Note
     14.
<FN2>Net income and earnings per share data in 1992 is after the cumulative effect of accounting changes discussed in Notes 10 and 11.
<FN3>Cash flow from operations equals income from operations plus depreciation and net other non-cash charges to income from operations.


CBI's consolidated revenues have grown at a compound annual rate of 6.3% over the past two years. In 1994, total revenues advanced $219.2 million, or 13.1%, to $1.891 billion, with each of CBI's three businesses contributing to the gain. Geographically, revenues advanced approximately 9% in the United States and at an average double-digit rate in the 40 plus international markets where CBI services customer needs. Revenues in 1993 totaled $1.672 billion, which was equal to the amount reported in 1992, as the increases posted by Liquid Carbonic's operations were offset by the lower level of work executed by Chicago Bridge & Iron and the absence of $20 million of revenues from Integrated Drilling and Exploration (Indrex), which was sold as of the end of 1992.
   In both dollars and as a percent of revenues, gross profit from operations increased in 1994. This improvement, which equates to a dollar increase of $68.3 million, or 19.3%, and resulted in consolidated margins advancing to 22.3% from 21.2% in 1993, primarily reflects more favorable economic conditions in the Western Hemisphere where CBI has a significant presence, improved pricing on selected product lines and achievement of higher capacity utilization rates. In 1993, gross profit dollars and margins were adversely influenced by lower U.S. carbon dioxide prices and depressed economic conditions in Canada, as well as by the lower level and value of contracting work executed.
   Given the above progress, consolidated income from operations increased in 1994 by 36.3%, or $42.8 million, to $160.5 million. On a global basis, the increase in income from operations was largely derived in markets outside of the United States. Because CBI's business segments grew operating earnings more rapidly than revenues, total income from operations as a percent of revenues advanced to 8.5% in 1994 from 7.0% in 1993. The year-to-year increase in cash flow from operations, from $262.4 million in 1993 to $294.0 million in 1994, was primarily driven by the higher level of operating performance achieved in the current year. In 1993, consolidated operating income declined from $166.3 million in 1992 to $117.7 million. This was largely due to lower contributions provided by Chicago Bridge & Iron resulting from the decline in new business taken during the twelve month period ending June 1993, the decision to close a fabrication facility in the United States and the absence of significant contract settlement recoveries such as were recorded in 1992.
   1994 represented a year of reestablishing momentum. Although a number of variables could influence the level of progress which CBI will achieve in 1995, adherence to our guiding principles will result in enhancing shareholder wealth.

______________________________________________________________________________
   INDUSTRIAL GASES

Liquid Carbonic posted its eighth consecutive year of record setting revenues and income in 1994. Over the past two years, revenue and operating income contributions have grown at compound annual rates of 10.3% and 8.9%, respectively. The following table presents Liquid Carbonic's operating performance over the period of 1992 through 1994.

Millions of dollars                                 1994       1993      1992
______________________________________________________________________________
Revenues                                         $ 907.3    $ 826.2   $ 746.4
Gross Profit from Operations                       281.9      247.3     231.1
Gross Profit from Operations - %                   31.1%      29.9%     31.0%
Income from Operations                             127.6      112.6     107.5
Income from Operations - %                         14.1%      13.6%    14.4 %
Average Assets Employed                          1,174.0    1,040.4     907.5
Rate of Return on Average Assets Employed - %      10.9%      10.8%     11.8%
______________________________________________________________________________

Total industrial gas revenues advanced by 9.8% in 1994 and 10.7% in 1993. As highlighted in the following table, which presents revenues by product line, Liquid Carbonic has grown by expanding its core competencies in carbon dioxide, and in atmospheric and specialty gases. The significant increase in specialty gas revenues in 1994 was primarily related to the first-time consolidation of the Canadian distributor operations which generated $49 million in 1994 revenues and were previously accounted for under the equity method of accounting. Additionally, through selective acquisitions, Liquid Carbonic has added calcium carbonate to its specialty chemicals line and new process gas capacity has been added to supply carbon monoxide, hydrogen and methanol to customers which operate in the chemical and petroleum industries. The decline in other product revenues came primarily from the sale of certain business lines in Argentina and Canada, and from a reclassification of some product sales in Poland.

Millions of dollars                                 1994       1993      1992
______________________________________________________________________________
Carbon Dioxide                                      $422       $385      $363
Atmospheric Gases                                    175        169       160
Specialty Gases                                      157        101        95
Process Gases                                         49         41        38
Specialty Chemicals                                   46         47        22
Other Products                                        58         83        68
                                                    ----       ----      ----
Total Revenues                                      $907       $826      $746
______________________________________________________________________________

XXX BEGIN PAGE 26 HERE XXX
   INDUSTRIAL GASES (CONTINUED)

The following table presents revenues by geographic area. Compound annual growth rates over the past two years by area have equaled 3.4% in the United States, 18.2% (negative 2.3% excluding the first-time consolidation of the distributor operations) in Canada, 15.6% in Latin America and 16.6% in Eurasia. Revenues in North America have been largely driven by investing in new capacity to respond to expanding customer requirements for carbon dioxide, atmospheric gases and hydrogen. During the last half of 1994, improved pricing conditions also contributed to the gains registered. Internationally, where economic growth rates significantly exceed those experienced in North America, revenues have advanced much more rapidly as demand increased for carbon dioxide and specialty gases in both traditional and new applications in such key markets as Brazil, Mexico, Thailand, Argentina, Spain, Venezuela and Colombia. Revenue growth has also been accelerated through selective acquisitions, made in 1993 and 1992, which have added calcium carbonate to the line of products sold throughout Latin America and expanded the markets served to include Poland.

Millions of dollars                                 1994       1993      1992
______________________________________________________________________________
United States                                       $390       $379      $365
Latin America                                        294        275       220
Canada                                               155        114       111
Eurasia                                               68         58        50
                                                    ----       ----      ----
Total Revenues                                      $907       $826      $746
______________________________________________________________________________

The rate of return on average assets employed, which have increased at an annual compound growth rate of 13.7%, from $907.5 million in 1992 to $1,174.0 million in 1994, declined from 11.8% in 1992 to 10.9% in 1994. This has happened primarily because many of the projects included in the $377.1 million capital expenditure program of the past two years either are not yet complete or were just recently completed and therefore have not yet realized their ultimate benefits. The increases generated in operating income have occurred in all major markets served, and were most dramatic in Brazil, Liquid Carbonic's largest single earnings contributor, Mexico, Poland, Spain and Thailand, where food freezing applications have experienced rapid growth. Brazil, which has contributed in excess of one-third of Liquid Carbonic's operating income in each of the past two years, was a lesser percentage of such income in 1994 as compared to 1993. With benefits to be realized from the continuing re-engineering efforts and with increasing utilization of an expanding base of modern production facilities, Liquid Carbonic is poised to deliver another year of record results in 1995.

______________________________________________________________________________
   CONTRACTING SERVICES

Chicago Bridge & Iron continued to adapt to an evolving marketplace in 1994. The following table presents a summary of revenues, gross profit, operating income, operating returns, new business and year-end backlog over the most recent three year period.

Millions of dollars                                 1994       1993      1992
______________________________________________________________________________
Revenues                                          $831.4     $728.6    $793.1
Gross Profit from Operations                       104.5       87.0     141.6
Gross Profit from Operations - %                   12.6%      11.9%     17.9%
Income from Operations                              23.5        8.0      75.7
Income from Operations - %                          2.8%       1.1%      9.5%
Average Assets Employed                            394.7      393.8     368.2
Rate of Return on Average Assets Employed - %       6.0%       2.0%     20.6%
New Business Taken                                 707.5      839.6     703.5
Backlog at Year-End                                287.5      424.9     325.2
______________________________________________________________________________

Reflecting several major international awards received in the last half of 1993 and first quarter of 1994 for tanks, spheres and pressure vessels, along with increased current year domestic demand from refinery customers to assist with their repair and turnaround requirements, 1994 revenues advanced by 14.1% to $831.4 million. The heat treating and inspection revenues provided by Cooperheat, acquired in 1993, and MQS Inspection, acquired in 1992, also increased in 1994. The capabilities of these two newer operations are successfully being extended to serve customers in key international markets. Revenues in 1993 declined by $64.5 million, or 8.1%, as a direct result of the low level of new business taken during the twelve month period ending June 1993, when orders totaled $549.0 million as compared to $724.4 million for the preceding twelve months. The following table reports the value of work executed, and reported as revenues, by product line in 1994, 1993 and 1992.

Millions of dollars                                 1994       1993      1992
______________________________________________________________________________
Tanks and Spheres                                   $348       $268      $321
Repairs and Turnarounds                              162        127        79
Specialty Structures                                 124        146       215
Heat Treating and Inspection                          93         84        29
Pressure Vessels                                      76         54        74
General Contracting                                   28         50        75
                                                    ----       ----      ----
Total Revenues                                      $831       $729      $793
______________________________________________________________________________

Chicago Bridge & Iron's global performance improved in 1994, as gross profit dollars increased by 20.1% to $104.5 million, gross profit margins improved from 11.9% in 1993 to 12.6% in 1994 and operating earnings advanced almost threefold to $23.5 million. This improvement largely reflects the continuing success of the effort being expended to enhance customer service through partnering arrangements and to redesign processes, both of which are focused on reducing costs and improving Chicago Bridge & Iron's competitive position. Additionally, the comparisons of year-to-year performance were also affected by the strategic actions taken to dispose of facilities and equipment which are not required to maintain optimal capabilities, such as the 1993 decision to close a fabrication site in Cordova, Alabama, and the timing and product mix of contract awards.


XXX BEGIN PAGE 27 HERE XXX

The following table highlights the annual amount of new business taken by product line over the three years ended December 31, 1994.

Millions of dollars                                 1994       1993      1992
______________________________________________________________________________
Tanks and Spheres                                   $266       $328      $320
Repairs and Turnarounds                              172        120        78
Heat Treating and Inspection                          94         84        29
Specialty Structures                                  87        138       151
Pressure Vessels                                      63        118        67
General Contracting                                   25         52        59
                                                    ----       ----      ----
Total New Business Taken                            $707       $840      $704
______________________________________________________________________________

An estimated 55% of the orders in 1994 and 56% over the past three years have come from customers which operate in the hydrocarbon sector. Geographically, approximately 37% of 1994's new business related to non-U.S. work and international orders over the past three years contributed 42% of the contracts awarded. Due to the significant level of work executed in 1994, the backlog of work to be performed in the future declined to $287.5 million at December 31, 1994 as compared to $424.9 million and $325.2 million at the ends of 1993 and 1992, respectively. Although Chicago Bridge & Iron is anticipating improvement in new business awards in 1995, with the level of uncertainty over customer capital expenditure decisions it is extremely difficult to project the magnitude of improvement that is hoped to be realized.

______________________________________________________________________________
   INVESTMENTS

Statia Terminals (Statia), which is a leading Western Hemisphere third party provider of transshipment, storage and blending services for hydrocarbon and other liquid products, is the sole operating company and principal source of revenue and operating income within the Investments segment. Statia's contributions, plus those provided from other segment assets, including real estate and short-term investments, and the final year results of Indrex in 1992, which was sold as of December of that year, are presented below.

Millions of dollars                                 1994       1993      1992
______________________________________________________________________________
Revenues                                          $152.2     $116.9    $133.3
Income from Operations                              29.6       14.9       2.2
______________________________________________________________________________

Since January 1992, Statia has substantially enhanced its capabilities by increasing its total storage capacity from 5.5 million to 15.3 million barrels, through expansions at both St. Eustatius, in the Caribbean, and Brownsville, Texas, and by the purchase and reactivation of a 7.4 million barrel storage facility located at Point Tupper, Nova Scotia. Effective as of the end of January 1995, Statia assumed operational responsibility, under a lease agreement, of an additional 5 million barrels of storage capacity and a single-point mooring system at St. Eustatius. These new facilities will be used to service a long-term contract with a major oil producer to discharge oil from very large crude oil carriers and reload shipments into smaller tankers for transshipments primarily to the United States.
   With the increased capacity and Statia's recognized ability to satisfy its customer requirements for quality bunkering fuels and product blending, its revenue and operating income contributions have grown at compound annual rates of 15.7% and 18.7%, respectively, over the past two years. The revenues and income provided by Point Tupper, which became operational in the second quarter of 1994, positively added to Statia's performance in the current year, as the available storage was virtually all utilized in the last half of the year. Given Statia's momentum, 1995 promises to generate increasing returns and cash flow from this strategic investment.
   Sales of real estate and returns on temporary cash investments, net of foreign currency adjustments, increased in 1994. The returns on real estate and financial assets in 1993, although lower than in 1992, met expectations. The comparisons of 1993 to 1992 operating income were favorably impacted by the sale of Indrex, which was effective as of December 31, 1992. Total segment revenues, in contrast, were lower by approximately $20 million in 1993 due to the absence of Indrex's operations.

______________________________________________________________________________
   OTHER

In the fourth quarter of 1993, CBI recorded a special charge of $91.6 million ($68.4 million after-tax), which was equivalent to a net loss per common share of $1.84 ($1.60 on a fully diluted basis), to provide for costs, identified through its re-engineering and quality management programs, to more efficiently align capabilities to customer needs, and also for non-operational regulatory and legal costs. Included within the special charge were non-cash provisions totaling $42.0 million for write-downs of excess, non-performing assets and for increases in certain liability reserves. The remaining $49.6 million of the special charge included provisions for costs associated with certain workforce realignments and reductions, and selected regulatory and legal issues. The actions anticipated by the special charge are proceeding as expected.
   Interest expense in 1994 increased to $41.6 million from $28.4 million in 1993 and $20.8 million in 1992. These increases reflect higher debt levels, higher variable interest rates, particularly in 1994, and the lengthening of debt maturities to obtain the benefit of more favorable long-term interest rates. In March 1993, the company sold $75 million of ten year 6 5/8% notes, and in July 1993, sold an additional $75 million of 6 1/4% notes due in the year 2000. Interest costs capitalized in connection with the construction of new facilities amounted to $4.0 million in 1994, $5.9 million in 1993 and $6.1 million in 1992.
   1994's consolidated effective tax rate equaled 46.5% as compared to 49.0% in 1993, excluding the effect of the tax benefit attributable to the special charge, and 43.1% in 1992. The successful introduction of a new economic plan in July 1994 by the Brazilian government, which has significantly reduced that country's inflation rate and brought stability to its exchange rate with the U.S. dollar, contributed to a reduction in CBI's consolidated tax rate by approximately 4% in 1994. CBI's consolidated effective tax rates have been negatively influenced, principally in 1994 and 1993, by the level of domestic source taxable operating earnings compared to domestic administrative costs, interest and special charge expenses. Additionally, as also indicated in the fourth table in Note 10, CBI's effective tax rates were higher than the U.S. statutory rate due to Internal Revenue Service requirements to allocate a portion of domestic interest and other expenses against income from foreign sources.
   In the fourth quarter of 1992, CBI adopted, retroactively to the first quarter of 1992, the accounting requirements of Financial Accounting Standards Board Statements No. 106 - Employers' Accounting for Postretirement Benefits Other Than Pensions and No. 109 - Accounting for Income Taxes. The cumulative effect of adopting these two accounting pronouncements decreased 1992 net income by $7.2 million ($0.20 per common share).


XXX BEGIN PAGE 28 HERE XXX
______________________________________________________________________________
FINANCIAL CONDITION
   LIQUIDITY

CBI's overriding objective, to maximize shareholder wealth, is partially achieved through financial management which optimizes the company's cost of capital and maximizes cash returns from business activities. The following table is a condensed summary of that activity and shows cash flows taken from the Statements of Cash Flows on page 31, capital expenditures, year-end balances of debt, capital stock and capitalization ratios.

Millions of dollars                                 1994       1993      1992
______________________________________________________________________________
Operating Cash Flows                              $191.5     $106.2    $162.6
Capital Investment Cash Flows                    (214.2)    (250.3)   (306.5)
Financing and Shareholder Cash Flows                50.4      129.5     140.8
______________________________________________________________________________
Increase/(Decrease) in Cash and
   Temporary Cash Investments                       27.7     (14.6)     (3.1)
______________________________________________________________________________
Capital Expenditures                               239.0      230.9     237.6
Debt <FN1>                                         756.6      676.3     476.7
Capital Stock                                      715.8      676.6     715.5
Debt to Capitalization - %                         51.4%      50.0%     40.0%
Debt to Capitalization Adjusted for the
   ESOP Debt <FN2> - %                             45.0%      42.4%     30.7%
______________________________________________________________________________
[FN]
<FN1>Includes notes payable plus current and non-current long-term debt.
<FN2>Adjusted to reflect ESOP debt as additional capital stock consistent with the requirement of the ESOP Trust to allocate its holdings of the Series C preferred and common shares to eligible employees.


The combined balances of cash and temporary cash investments, the majority of which is in the company's non-U.S. operations, stood at $51.0 million at the end of 1994 as compared to $23.2 million and $37.8 million at the ends of 1993 and 1992, respectively. Working capital amounted to $138.8 million at December 31, 1994 as compared to $126.2 million at December 31, 1993 and $108.7 million at December 31, 1992. The increase in 1994's working capital is primarily attributable to increases in accounts receivable and inventories which arose from the first-time consolidation of the Canadian distributor operations.

   Operating cash flows shown in the preceding table represent the combined after-tax cash generated from operating activities together with the effect of changes in working capital. The expenditures made to expand capacity and improve efficiencies, which are included in capital investment cash flows, have aggregated $707.5 million over the past three years, with 75.5% of this investment being devoted to Industrial Gases. Approximately 58% of CBI's total capital expenditures during this three year period has been invested to increase capacity and the remaining 42% was dedicated to sustaining the level of business activity. In addition to expanding CBI's capacity, the investment program in new plant and equipment has also led to a steady decline in the proportion of maintenance and repair expenditures over the past four years, from 7.3% of net property, plant and equipment in 1991 to 4.9% in 1994.
   The financing and shareholder cash flows include the net cash flows of managing CBI's capital structure in response to growing requirements and to providing shareholders with dividends on their investment in the company. The annual per share dividends paid to common shareholders equaled $0.48 in each of the three years ending December 31, 1994. 1994 marked the eighty-second consecutive year in which CBI has paid cash dividends to common shareholders, a record uninterrupted since the company began paying dividends in 1913.
   Long-term debt increased by $59.2 million in 1994 to $666.7 million, following an increase of $196.6 million in 1993. The increases in debt have resulted from CBI's active program of reinvestment and business acquisitions made over the past two years. The ratio of debt to capitalization (debt plus capital stock) was 51.4% at the end of 1994 as compared to 50.0% at December 31, 1993 and 40.0% at the end of 1992. The measurement of CBI's financial leverage is complicated by the accounting required for the debt incurred by the ESOP in 1988 to purchase the Series C preferred and common stock. Under generally accepted accounting principles, CBI was required to simultaneously record the original $125 million of Senior ESOP Notes as additional long-term debt and as a reduction of preferred and common capital stock. With the ESOP debt considered as capital stock, which will occur as the preferred and common shares held by the ESOP Trust are allocated to eligible employees, debt as a percent of capitalization was 45.0% at December 31, 1994 as compared to 42.4% and 30.7% at the ends of 1993 and 1992, respectively.

______________________________________________________________________________
   CAPITAL RESOURCES

CBI has adequate resources to permit the financing of its operations. In addition to a strong financial position and cash flow from operations, there was available at December 31, 1994, $129.4 million of unused bank overdraft and borrowing privileges, and a $300.0 million unsecured three-year extendible revolving credit agreement which is used to support commercial paper and other similar borrowings.








XXX BEGIN PAGE 29 HERE XXX

STATEMENTS OF INCOME          CBI Industries, Inc. and Subsidiaries
____________________________________________________________________________________________________________________________________
  Thousands of dollars, except per share amounts; Years ended December 31               1994                1993              1992
____________________________________________________________________________________________________________________________________
REVENUES                      Industrial Gases                                   $   907,300         $   826,242       $   746,394
                              Contracting Services                                   831,399             728,572           793,093
                              Investments                                            152,208             116,930           133,287
                              ______________________________________________________________________________________________________
                                                                                   1,890,907           1,671,744         1,672,774
____________________________________________________________________________________________________________________________________
COSTS OF PRODUCTS AND
SERVICES SOLD                 Industrial Gases                                     (625,431)           (578,959)         (515,257)
                              Contracting Services                                 (726,885)           (641,575)         (651,515)
                              Investments                                          (116,684)            (97,604)         (125,339)
                              ______________________________________________________________________________________________________
                                                                                 (1,469,000)         (1,318,138)       (1,292,111)
____________________________________________________________________________________________________________________________________
GROSS PROFIT FROM OPERATIONS                                                         421,907             353,606           380,663
____________________________________________________________________________________________________________________________________
SELLING AND ADMINISTRATIVE
EXPENSE                       Industrial Gases                                     (154,294)           (134,655)         (123,632)
                              Contracting Services                                  (80,974)            (78,962)          (65,880)
                              Investments                                            (5,898)             (4,410)           (5,712)
                              Corporate                                             (20,201)            (17,834)          (19,159)
                              ______________________________________________________________________________________________________
                                                                                   (261,367)           (235,861)         (214,383)
____________________________________________________________________________________________________________________________________
SPECIAL CHARGE (Note 14)                                                                   -            (91,600)                 -
____________________________________________________________________________________________________________________________________
INCOME FROM OPERATIONS                                                               160,540              26,145           166,280
____________________________________________________________________________________________________________________________________
                              Interest Expense                                      (41,630)            (28,380)          (20,780)
                              ______________________________________________________________________________________________________
                              Income/(Loss) before Income Taxes, Minority Interest
                                and Cumulative Effect of Accounting Changes          118,910             (2,235)           145,500
                              Provision for Income Taxes (Note 10)                  (55,300)            (20,600)          (62,700)
                              ______________________________________________________________________________________________________
                              Income/(Loss) before Minority Interest and
                                Cumulative Effect of Accounting Changes               63,610            (22,835)            82,800
                              Minority Interest in Income                           (12,126)            (11,178)          (11,667)
                              ______________________________________________________________________________________________________





                              Income/(Loss) before Cumulative Effect
                                of Accounting Changes                                 51,484            (34,013)            71,133
                              Cumulative Effect of Changes in Accounting
                                for Income Taxes (Note 10) and Other
                                Postretirement Benefits (Note 11)                          -                   -           (7,170)
                              ______________________________________________________________________________________________________
                              Net Income/(Loss)                                       51,484            (34,013)            63,963
                              Dividends on Preferred Shares, net of tax
                                benefits of $1,875 in 1994, $2,099 in 1993
                                and $2,255 in 1992                                   (6,030)             (5,833)           (5,596)
____________________________________________________________________________________________________________________________________
NET INCOME/(LOSS) TO
COMMON SHAREHOLDERS                                                              $    45,454        $   (39,846)       $    58,367
____________________________________________________________________________________________________________________________________
PER COMMON SHARE -            Net Income/(Loss) before Cumulative Effect of
PRIMARY (Note 1)                Accounting Changes                               $      1.20        $     (1.07)       $      1.79
                              Cumulative Effect of Accounting Changes                      -                   -             (.20)
                              ______________________________________________________________________________________________________
                              Net Income/(Loss) to Common Shareholders           $      1.20        $     (1.07)       $      1.59
____________________________________________________________________________________________________________________________________
PER COMMON SHARE -            Net Income/(Loss) before Cumulative Effect of
FULLY DILUTED (Note 1)          Accounting Changes                               $      1.10        $      (.89)       $      1.59
                              Cumulative Effect of Accounting Changes                      -                   -             (.17)
                              ______________________________________________________________________________________________________
                              Net Income/(Loss) to Common Shareholders           $      1.10        $      (.89)       $      1.42
____________________________________________________________________________________________________________________________________

                              The accompanying notes are an integral part of these financial statements.

XXX BEGIN PAGE 30 HERE XXX

BALANCE SHEETS                CBI Industries, Inc. and Subsidiaries
____________________________________________________________________________________________________________________________________
                              Thousands of dollars; Years ended December 31             1994                1993              1992
____________________________________________________________________________________________________________________________________
CURRENT ASSETS                Cash                                               $    14,013          $    6,224        $    5,291
                              Temporary Cash Investments at cost, which
                                approximates market                                   36,953              17,005            32,498
                              Accounts Receivable less allowances of $14,800
                                in 1994, $11,500 in 1993 and $8,000 in 1992          295,542             283,952           236,333
                              Contracts in Progress with Earned Revenues
                                exceeding related Progress Billings (Note 1)          60,143              61,823            67,140
                              Inventories (Note 2)                                    73,226              63,644            61,622
                              Other Current Assets                                    37,977              38,626            31,276
                              ______________________________________________________________________________________________________
                                                                                     517,854             471,274           434,160
____________________________________________________________________________________________________________________________________
OTHER ASSETS                  Notes Receivable                                        37,397              33,057            45,308
                              Real Estate Properties                                  26,542              26,721            30,420
                              Equity in and Advances to Unconsolidated Affiliates     31,082              65,506            73,561
                              Intangible Assets (Note 1)                              78,783              78,278            54,468
                              Other Non-Current Assets                                70,124              64,444            73,815
                              ______________________________________________________________________________________________________
                                                                                     243,928             268,006           277,572
____________________________________________________________________________________________________________________________________
PROPERTY AND EQUIPMENT (Note 3)                                                    1,246,930           1,130,965           973,593
____________________________________________________________________________________________________________________________________
TOTAL ASSETS                                                                      $2,008,712          $1,870,245        $1,685,325
____________________________________________________________________________________________________________________________________



____________________________________________________________________________________________________________________________________
CURRENT LIABILITIES           Notes Payable (Note 4)                              $   72,589          $   43,472        $   45,618
                              Current Maturities of Long-Term Debt (Note 4)           17,241              25,226            20,039
                              Accounts Payable                                        94,523              66,558            86,286
                              Dividends Payable                                        2,675               2,790             2,866
                              Accrued Liabilities                                    117,851             137,871           106,079
                              Contracts in Progress with Progress Billings
                                exceeding related Earned Revenues (Note 1)            42,813              52,198            34,741
                              Income Taxes Payable                                    31,360              16,955            29,829
                              ______________________________________________________________________________________________________
                                                                                     379,052             345,070           325,458






____________________________________________________________________________________________________________________________________
LONG-TERM DEBT AND
OTHER LIABILITIES             Long-Term Debt (Note 4)                                666,730             607,579           410,998
                              Other Non-Current Liabilities                          143,065             130,494           105,307
                              Deferred Income Taxes (Note 10)                         41,687              42,867            77,138
                              Minority Interest in Subsidiaries                       62,342              67,623            50,943
____________________________________________________________________________________________________________________________________
CAPITAL STOCK                 Preferred Stock (Note 7)
                                Authorized 20,000,000 Shares, $1.00 par value,
                                  issued serially, Series C, 3,556,918 shares
                                  issued in 1994, 3,713,519 shares issued in
                                  1993 and 3,795,279 shares issued in 1992           115,244             120,318           122,967
                                Unallocated ESOP Shares (Note 9)                           -             (3,654)           (7,309)
                                Unamortized ESOP Debt (Note 9)                      (77,106)            (83,584)          (88,471)
                              ______________________________________________________________________________________________________
                                                                                      38,138              33,080            27,187
                              ______________________________________________________________________________________________________
                              COMMON STOCK (Note 8)
                                Authorized 120,000,000 Shares, $2.50 par value,
                                  39,783,614 shares issued in 1994, 1993 and 1992     99,459              99,459            99,459
                                Additional Paid-in Capital                           214,320             214,320           214,320
                                Retained Earnings                                    460,683             427,828           479,614
                                Unamortized Restricted Stock Awards (Note 8)         (9,780)             (8,498)           (8,477)
                                Unallocated ESOP Shares (Note 9)                           -               (931)           (1,862)
                                Unamortized ESOP Debt (Note 9)                      (17,167)            (18,609)          (19,697)
                                Cost of Reacquired Common Stock (Note 8)            (34,676)            (45,353)          (57,095)
                                Cumulative Translation Adjustment                   (35,141)            (24,684)          (17,968)

                              ______________________________________________________________________________________________________
                                                                                     677,698             643,532           688,294
____________________________________________________________________________________________________________________________________
TOTAL LIABILITIES
AND CAPITAL STOCK                                                                 $2,008,712          $1,870,245        $1,685,325
____________________________________________________________________________________________________________________________________
                              The accompanying notes are an integral part of these financial statements.


XXX BEGIN PAGE 31 HERE XXX

STATEMENTS OF CASH FLOWS      CBI Industries, Inc. and Subsidiaries
____________________________________________________________________________________________________________________________________
                              Thousands of dollars; Years ended December 31             1994                1993              1992
____________________________________________________________________________________________________________________________________
CASH FLOWS FROM               Net Income/(Loss)                                    $  51,484          $ (34,013)         $  63,963
OPERATING ACTIVITIES          Special Charge, net of tax benefit (Note 14)                 -              68,400                 -
                              Cumulative Effect of Accounting
                                Changes (Notes 10 and 11)                                  -                   -             7,170
                              Depreciation                                           107,123             100,700            91,551
                                                                                     -------             -------            ------
                                                                                     158,607             135,087           162,684
                              (Increase) in Accounts Receivable                      (3,581)            (20,527)           (3,783)
                              (Increase)/Decrease in Contracts in Progress, net      (6,746)              20,892          (30,827)
                              Increase/(Decrease) in Accounts Payable,
                                Accrued Liabilities and Income Taxes Payable, net     16,625            (55,762)            15,101
                              Increase/(Decrease) in Deferred Income Taxes             1,397               2,604          (10,393)
                              Decrease in Undistributed Earnings of
                                Unconsolidated Affiliates                                819               3,144             1,387
                              Other, net                                              24,399              20,752            28,475
                              ______________________________________________________________________________________________________
                                                                                     191,520             106,190           162,644
____________________________________________________________________________________________________________________________________
CASH FLOWS FROM CAPITAL       Purchase of Property and Equipment                   (239,025)           (230,926)         (237,555)
INVESTMENT ACTIVITIES         Cost of Business Acquisitions, net of cash acquired   (13,137)            (29,996)          (42,313)
                              Disposition of Property and Equipment                   14,438              16,551            10,679
                              Decrease/(Increase) in Other Assets, net                17,084            (14,139)          (48,849)
                              Other, net                                               6,436               8,211            11,523
                              ______________________________________________________________________________________________________
                                                                                   (214,204)           (250,299)         (306,515)
____________________________________________________________________________________________________________________________________
CASH FLOWS FROM FINANCING     Issuance of Debt                                       114,298             198,341           280,041
AND SHAREHOLDER ACTIVITIES    Repayment of Debt                                     (39,107)            (43,629)         (117,044)
                                                                                     -------             -------           -------
                                                                                      75,191             154,712           162,997
                              Sale of Common Stock                                     3,985               3,236             4,230
                              Purchase of Common Stock                               (2,272)             (1,979)             (137)
                              Dividends Paid                                        (26,483)            (26,420)          (26,338)
                              ______________________________________________________________________________________________________
                                                                                      50,421             129,549           140,752
____________________________________________________________________________________________________________________________________
INCREASE/(DECREASE) IN CASH AND
TEMPORARY CASH INVESTMENTS                                                         $  27,737          $ (14,560)        $  (3,119)
____________________________________________________________________________________________________________________________________
                              The accompanying notes are an integral part of these financial statements.



XXX BEGIN PAGE 32 HERE XXX

STATEMENTS OF
COMMON CAPITAL STOCK          CBI Industries, Inc. and Subsidiaries
____________________________________________________________________________________________________________________________________
                              Thousands of dollars; Years ended December 31             1994                1993              1992
____________________________________________________________________________________________________________________________________
COMMON STOCK                  Balance at Beginning and End of Year                  $ 99,459            $ 99,459          $ 99,459
____________________________________________________________________________________________________________________________________
ADDITIONAL PAID-IN CAPITAL    Balance at Beginning and End of Year                   214,320             214,320           214,320
____________________________________________________________________________________________________________________________________
RETAINED EARNINGS             Balance at Beginning of Year                           427,828             479,614           432,879
                              Net Income/(Loss) to Common Shareholders                45,454            (39,846)            58,367
                              Dividends on Common Shares, net of tax benefits
                                of $158 in 1994, $176 in 1993 and $188 in 1992      (18,012)            (17,647)          (17,378)
                              Excess of Market Value over Cost for Shares Granted
                                under Restricted Stock Award Plan                      1,978                 993             2,078
                              Excess of Market Value over Cost of Allocated
                                ESOP Shares                                            1,676               2,807             2,727
                              Excess of Market Value over Cost for Shares Sold
                                under Stock Plans                                        765                 488               874
                              Excess of Market Value over Cost of Shares
                                Contributed to Pension Plan                              702                   -                 -
                              Excess of Market Value over Cost for Exchange of
                                Series C Preferred Shares                                292                 139                67
                              Excess of Market Value over Cost of Shares Issued
                                in Business Acquisition                                    -               1,280                 -
                              ______________________________________________________________________________________________________
                              Balance at End of Year                                 460,683             427,828           479,614
____________________________________________________________________________________________________________________________________
UNAMORTIZED RESTRICTED        Balance at Beginning of Year                           (8,498)             (8,477)           (6,438)
STOCK AWARDS                  Restricted Stock Awards Granted, net of forfeitures    (5,619)             (2,894)           (4,934)
                              Restricted Stock Awards Amortization                     4,337               2,873             2,895
                              ______________________________________________________________________________________________________
                              Balance at End of Year                                 (9,780)             (8,498)           (8,477)
____________________________________________________________________________________________________________________________________
UNALLOCATED ESOP SHARES       Balance at Beginning of Year                             (931)             (1,862)           (2,793)
                              Allocation of ESOP Shares                                  931                 931               931
                              ______________________________________________________________________________________________________
                              Balance at End of Year                                      -                (931)           (1,862)
____________________________________________________________________________________________________________________________________
UNAMORTIZED ESOP DEBT         Balance at Beginning of Year                          (18,609)            (19,697)          (20,671)
                              Amortization of ESOP Debt                                1,442               1,088               974
                              ______________________________________________________________________________________________________
                              Balance at End of Year                                (17,167)            (18,609)          (19,697)



____________________________________________________________________________________________________________________________________
COST OF REACQUIRED            Balance at Beginning of Year                          (45,353)            (57,095)          (64,448)
COMMON STOCK                  Cost of Shares Reacquired                              (2,272)             (1,979)             (137)
                              Cost of Shares Exchanged for Series C
                                Preferred Shares                                       4,607               2,404             1,278
                              Cost of Shares Granted under Restricted
                                Stock Award Plan, net of forfeitures                   3,641               1,901             2,856
                              Cost of Shares Sold under Stock Plans                    3,309               2,748             3,356
                              Cost of Shares Contributed to Pension Plan               1,392                   -                 -
                              Cost of Shares Issued in Business Acquisition                -               6,668                 -
                              ______________________________________________________________________________________________________
                              Balance at End of Year                                (34,676)            (45,353)          (57,095)
____________________________________________________________________________________________________________________________________
CUMULATIVE TRANSLATION
ADJUSTMENT                    Balance at Beginning of Year                          (24,684)            (17,968)           (6,717)
                              Translation Adjustment, net of tax benefits
                              of $5,348 in 1994, $4,324 in 1993 and
                              $5,790 in 1992                                        (10,457)             (6,716)          (11,251)
                              ______________________________________________________________________________________________________
                              Balance at End of Year                                (35,141)            (24,684)          (17,968)
____________________________________________________________________________________________________________________________________
COMMON CAPITAL STOCK                                                                $677,698            $643,532          $688,294
____________________________________________________________________________________________________________________________________
                              The accompanying notes are an integral part of these financial statements.


XXX BEGIN PAGE 33 HERE XXX
NOTES TO
FINANCIAL STATEMENTS    CBI Industries, Inc. and Subsidiaries
______________________________________________________________________________
                        Thousands of Dollars, except per share amounts
______________________________________________________________________________
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION     The consolidated financial statements include CBI
Industries, Inc. and its subsidiaries (CBI). Significant intercompany balances and transactions are eliminated. Investments in non-majority owned affiliates are accounted for by the equity method. Effective with 1993, the year-end of the Industrial Gases international subsidiaries was changed from November to December.

REVENUE RECOGNITION     Revenues and related costs are recognized by
Industrial Gases and Investments subsidiaries when products are shipped or services are rendered to the customer. Revenues from Contracting Services are recognized on the percentage of completion method. Earned revenue is based on the percentage that incurred costs to date bear to total estimated costs after giving effect to the most recent estimates of total cost. The cumulative impact of revisions in total cost estimates during the progress of work is reflected in the year in which these changes become known. Earned revenue reflects the original contract price adjusted for agreed upon claim and change order revenue, if any. Losses expected to be incurred on jobs in process, after consideration of estimated minimum recoveries from claims and change orders, are charged to income as soon as such losses are known. Progress billings in accounts receivable are currently due and exclude retentions until such amounts are due in accordance with contract terms.

INTANGIBLE ASSETS     The excess of cost over the fair value of tangible net
assets of acquired businesses is amortized on a straight-line basis over the periods of expected benefit which do not exceed 40 years. Amortization expense was $5,087 in 1994, $5,326 in 1993 and $4,203 in 1992.

FOREIGN CURRENCY TRANSLATION AND EXCHANGE     The primary effects of foreign
currency translation adjustments in non-highly inflationary countries are recognized in capital stock as cumulative translation adjustment. Charges for foreign currency translation adjustments in highly inflationary countries and other exchange losses are included in the determination of income, and were $12,551 in 1994, $10,944 in 1993 and $7,169 in 1992.

RESEARCH AND DEVELOPMENT     Expenditures for research and development
activities, which are charged to income as incurred, amounted to $13,831 in 1994, $13,694 in 1993 and $11,726 in 1992.

NET INCOME/(LOSS) PER COMMON SHARE     Primary earnings per common share are
computed by dividing net income/(loss) to common shareholders by the weighted average number of common shares outstanding during each year (37,855,000 in 1994, 37,166,000 in 1993 and 36,601,000 in 1992). Fully diluted earnings per common share are computed by dividing net income/(loss), adjusted for the additional after-tax company contribution to the ESOP that would be required under the assumption that the Series C preferred stock had been converted to common stock, by the weighted average number of common and common equivalent shares outstanding plus the additional common shares resulting from the assumed conversion of the leveraged Series C preferred shares (43,148,000 in 1994, 42,604,000 in 1993 and 41,957,000 in 1992).

______________________________________________________________________________
2. INVENTORIES

The components of inventories are:
                                                    1994       1993      1992
______________________________________________________________________________
Raw Material and Supplies                        $30,718    $32,683   $28,373
Work in Process                                    4,806      3,922     5,579
Finished Goods                                    37,702     27,039    27,670
______________________________________________________________________________
                                                 $73,226    $63,644   $61,622
______________________________________________________________________________

Inventories are valued at the lower of cost (average and first-in, first-out) or market. Approximately 69% of 1994, 80% of 1993 and 76% of 1992 inventories were valued under the average cost method.

______________________________________________________________________________
3.   Property and Equipment

The components of property and equipment are:
                                                 1994        1993        1992
______________________________________________________________________________
Land and Improvements                      $   72,912  $   67,700  $   63,542
Buildings and Improvements                    198,650     187,203     160,394
Plant Machinery and Terminals                 944,708     848,710     704,723
Field and Office Equipment                    660,059     596,239     631,459
______________________________________________________________________________
                                            1,876,329   1,699,852   1,560,118
Accumulated Depreciation                    (629,399)   (568,887)   (586,525)
______________________________________________________________________________
                                           $1,246,930  $1,130,965  $  973,593
______________________________________________________________________________

Property and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives: land improvements, 10 to 30 years; buildings and improvements, 8 to 40 years; plant machinery and terminals, 2 to 20 years; and field and office equipment, 3 to 25 years. Renewals and betterments which substantially extend the useful life of an asset are capitalized and depreciated. Certain facilities used under capital leases are recorded as property and equipment, and are depreciated.


XXX BEGIN PAGE 34 HERE XXX
______________________________________________________________________________
4. DEBT

The weighted average interest rate on notes payable was 9.9% at December 31, 1994, 7.0% at December 31, 1993 and 11.4% at December 31, 1992. At December 31, 1994, CBI had $129,357 of unused bank overdraft and borrowing privileges available at prevailing interest rates. Certain of these credit arrangements require payment of commitment fees. While informal arrangements exist as to the level of compensating bank balances required, withdrawal of such balances is not legally restricted.

The components of long-term debt are:
                                                    1994       1993      1992
______________________________________________________________________________
Commercial Paper and Other Similar
   Borrowings with weighted average
   year-end interest rates of 6.2% in 1994,
   3.6% in 1993 and 4.1% in 1992                $237,395   $240,758  $232,615
Senior ESOP Notes with year-end interest rates
   of 8.354% in 1994 and 1993, and 8.43%
   in 1992, maturing in 1995 through 2002         94,273    103,042   111,124
6 1/4% Notes, $75,000 face amount, due 2000       74,756     74,720         -
6 5/8% Notes, $75,000 face amount, due 2003       74,509     74,465         -
Variable Rate Unsecured Notes with
   weighted average year-end interest rates
   of 5.8% in 1994, 4.6% in 1993 and 7.2%
   in 1992, maturing in 1995 through 1999        107,055     72,518    67,651
Variable Rate Secured Notes with weighted
   average year-end interest rates of 6.7% in
   1994, 4.8% in 1993 and 6.3% in 1992,
   maturing in 1995 through 2001                  61,500     60,384     5,891
Fixed Rate Medium-Term Notes, Series A, with
   a weighted average year-end interest rate of
   7.7%, maturing in 1999 and 2004                31,000          -         -
Other                                              3,483      6,918    13,756
______________________________________________________________________________
                                                 683,971    632,805   431,037
Less: Current Maturities                        (17,241)   (25,226)  (20,039)
______________________________________________________________________________
                                                $666,730   $607,579  $410,998
______________________________________________________________________________

Commercial paper and other similar borrowings, which would normally be classified as current debt, have been classified as long-term debt since this debt is supported by unused commitments under an existing $300,000 unsecured three-year extendible revolving credit agreement. The agreement has a present termination date of December 31, 1997, extendible annually for one additional year by mutual consent. Amounts borrowed under the agreement may be prepaid under certain options and a commitment fee is payable on any unused portion.
   The unsecured credit and Senior ESOP Note agreements contain restrictive covenants regarding working capital, debt to capitalization and capital stock, among other restrictions. The company was in compliance with all covenants at December 31, 1994.
   Minimum annual principal payments of long-term debt during the years ending in 1995 through 1999 are $17,241, $20,732, $264,917, $29,875 and $110,637,
respectively. Capitalized interest was $4,033 in 1994, $5,935 in 1993 and $6,117 in 1992. Cash payments for interest, net of amounts capitalized, were $38,222 in 1994, $27,835 in 1993 and $20,170 in 1992.
   The estimated fair value of long-term debt, including current maturities, was $674,000 at December 31, 1994. The fair value of long-term debt was estimated based on current interest rates available in the marketplace for debt with similar characteristics.
   In 1991, CBI entered into an interest rate swap agreement, based on a notional amount of $80 million, whereby CBI makes quarterly interest payments at an annual rate of 9.59% through December 15, 1998 in exchange for the right to receive interest payments quarterly at floating rates (6.4375% at December 31, 1994) through December 15, 1998. This swap agreement is extendible up to three additional years at the option of the counterparty.
   In 1993, Statia Terminals entered into an interest rate swap agreement, of which CBI is the guarantor, based on a notional amount of $20 million, whereby Statia Terminals makes semi-annual interest payments at an annual rate of 5.91% through October 21, 1996 in exchange for the right to receive interest payments at floating rates (5.8125% at December 31, 1994) semi-annually through October 21, 1996. This swap agreement is extendible for two additional years at Statia Terminals' option.
   These interest rate swap and related option agreements include an estimated unrealized market value loss of $5,335 as of December 31, 1994. The impact of the interest rate swap agreements was estimated based upon the net amount that would be paid to terminate the agreements, utilizing quoted prices for comparable contracts and discounted cash flows. The counterparties to CBI's interest rate swap agreements are major financial institutions, which the company continually evaluates as to their creditworthiness. CBI has never experienced, nor does it anticipate, nonperformance by any of its counterparties.

______________________________________________________________________________
5.   Leases

Certain facilities and equipment are rented under operating leases that expire at various dates through 2009. Rental expense on operating leases was $33,171 in 1994, $36,785 in 1993 and $38,249 in 1992. Future rental commitments during the years ending in 1995 through 1999 and thereafter are $27,809, $23,047, $21,435, $16,973, $13,779 and $163,580, respectively.
   In November 1993, Statia Terminals entered into an agreement to lease five million barrels of new storage capacity, together with a related single-point mooring system at the island of St. Eustatius. In June 1994, Liquid Carbonic entered into an agreement to lease a carbon monoxide/hydrogen plant in Lake Charles, Louisiana. Both of these facilities are scheduled to be operational in the first quarter of 1995 and the required rentals associated with these two agreements are included in future rental commitments.
   Capital leases, which are not significant, are included in property and equipment, and the related obligations are reported in long-term debt.


XXX BEGIN PAGE 35 HERE XXX
______________________________________________________________________________
6. COMMITMENTS AND CONTINGENT LIABILITIES

FORWARD CONTRACTS     CBI selectively enters into forward contracts in its
management of foreign currency balance sheet and transaction exposures. Gains or losses on forward contracts designated to hedge a foreign currency transaction are included in the measurement of income, while gains or losses on contracts which are effective as net investment hedges are recognized in capital stock as cumulative translation adjustments. At December 31, 1994, CBI had forward contracts, which mature through 1996, for foreign currencies totaling $20,501. The fair value of forward contracts approximated their carrying value in the financial statements at December 31, 1994. The counterparties to CBI's forward contracts are major financial institutions, which the company continually evaluates as to their creditworthiness. CBI has never experienced, nor does it anticipate, nonperformance by any of its counterparties.

MARATHON/TEXAS CITY LITIGATION     On October 30, 1987, CBI Na-Con, Inc. ("CBI
Na-Con") was working in the Marathon Petroleum Company refinery in Texas City, Texas. While a lift was being made by a crane supplied and operated by others, the crane became unstable, causing the operator to drop the load on a hydrofluoric acid tank which released part of its contents into the atmosphere. The community surrounding the refinery was evacuated after the incident and a substantial number of persons evacuated sought medical attention. CBI Na-Con has reached settlements with all but about 6 of the 4,300 (approximate) third-party plaintiffs who brought suit as a result of the incident.
   After CBI's insurers declined to indemnify CBI for this incident based on their interpretation of certain pollution exclusions contained in CBI's insurance policies, CBI filed suit in Harris County, Texas against its insurers seeking a court ruling that the policies covered the incident. The Trial Court, on the insurers' preliminary motion, sustained the insurers' position that coverage did not exist. The Texas Court of Appeals reversed the Trial Court and found that CBI should be allowed to proceed with its lawsuit and related discovery against the insurers. The insurers immediately appealed the Court of Appeals decision in CBI's favor to the Texas Supreme Court, which accepted the case for review. On March 2, 1995, the Texas Supreme Court reversed the Court of Appeals and affirmed the judgment of the Trial Court that coverage did not exist. CBI will file a motion asking the Supreme Court to reconsider its decision. CBI's management presently believes that its reserves are adequate to cover remaining potential liabilities resulting from the occurrence at Texas City.

ANTITRUST MATTERS     Liquid Carbonic Industries Corporation ("Liquid
Carbonic") has been or is currently involved in civil litigation and governmental proceedings relating to antitrust matters. In this regard, since April 1992, several lawsuits have been filed against Liquid Carbonic and various competitors. These cases have been consolidated in the United States District Court for the Middle District of Florida, Orlando Division. The lawsuits allege generally that, beginning not later than 1968 and continuing through October 1992, defendants conspired to allocate customers, fix prices and rig bids for carbon dioxide in the United States in violation of the antitrust laws. On April 19, 1993, the court certified a class in the consolidated cases consisting of direct purchasers of carbon dioxide from defendants in the continental United States for the period from January 1, 1968, to and including October 26, 1992.
   Plaintiffs seek from defendants unspecified treble damages, civil penalties, injunctive relief, costs and attorneys' fees. In addition, suits have been brought against Liquid Carbonic and others under the antitrust laws of the States of Alabama and California based upon the foregoing allegations. The company believes that the allegations made against Liquid Carbonic in all of these lawsuits are without merit and Liquid Carbonic intends to defend itself vigorously. Liquid Carbonic and its subsidiaries also, from time to time, furnish documents and witnesses in connection with governmental investigations of alleged violations of the antitrust laws.
   In 1994, several claims were filed against Liquid Carbonic, Inc., a wholly owned Canadian subsidiary of Liquid Carbonic, and various competitors generally alleging that for the period 1954 to 1990 the defendants conspired to fix prices for bulk and cylinder gas oxygen in Canada in violation of the Canadian competition laws. The complainants consist mainly of hospitals located in the Provinces of British Columbia and Ontario. The company believes that the damages sought by the plaintiffs are wholly without merit and the company intends to vigorously defend against these claims.
   While the outcome of any particular lawsuit or governmental investigation cannot be predicted with certainty, the company believes that these antitrust matters will not have a materially adverse effect on its operations or financial condition.

ENVIRONMENTAL LITIGATION     Chicago Bridge & Iron Company ("Chicago Bridge")
was a minority shareholder from 1934 to 1954 in a company which owned or operated at various times several wood treating facilities at sites in the United States, some of which are currently under investigation, monitoring or remediation under various environmental laws. Chicago Bridge is involved in litigation concerning environmental liabilities, which are currently undeterminable, in connection with certain of those sites. Chicago Bridge denies any liability for each site and believes that the successors to the wood treating business are responsible for cost of remediation of the sites. Chicago Bridge has reached settlements for environmental clean-up at most of the sites. The company believes that any remaining potential liability will not have a materially adverse effect on its operations or financial condition.

OTHER LITIGATION     In addition to the above lawsuits, CBI is a defendant in
a number of other lawsuits arising from the conduct of its business. While it is impossible at this time to determine with certainty the ultimate outcome of these other lawsuits, CBI's management believes that adequate provisions have been made for probable losses with respect thereto as best as can be determined at this time and that the ultimate outcome, after provisions therefor, will not have a material adverse effect on the financial position of CBI. The adequacy of reserves applicable to the potential costs of being engaged in litigation and potential liabilities resulting from litigation are reviewed as developments in the litigation warrant.
   CBI also is jointly and severally liable for some liabilities of partnerships and joint ventures and has also given certain guarantees in connection with the performance of contracts and repayment of obligations by its subsidiaries and other ventures in which CBI has financial interest. CBI's management believes that the aggregate liability, if any, for these matters will not be material to its financial position.


BEGIN PAGE 36 HERE XXX
______________________________________________________________________________
7. PREFERRED STOCK

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

SERIES C   In April 1988, CBI sold to the ESOP, as further discussed in
Note 9, 3,945,000 shares of Convertible Voting Preferred Stock, Series C, at $32.40 per share, totaling $127,818. The Series C preferred stock has a $2.27 annual dividend per share payable semi-annually and is convertible into CBI common stock, at the rate of one and one-half common shares for each preferred share, at the option of the holder or automatically in the event the Series C preferred stock is no longer held by the Trustee for the ESOP. The Series C preferred stock may be redeemed, in whole or in part, at CBI's option, and has a liquidation value of $32.40 per share plus accrued and unpaid dividends. The Series C preferred stock is entitled to vote the number of shares equal to the number of shares of common stock into which the Series C preferred stock could be converted on the record date on all matters on which the common stock is entitled to vote. Through December 31, 1994, 388,082 shares of the Series C preferred stock have been acquired and retired with respect to former employees who had been participants in the ESOP.

______________________________________________________________________________
8. COMMON STOCK

At December 31, 1994, 5,335,377 shares of authorized and unissued common shares were reserved for the conversion of the Series C preferred shares. The number of reacquired common shares was 1,686,650 at December 31, 1994, 2,273,761 at December 31, 1993 and 2,905,146 at December 31, 1992. The number of outstanding common shares are:
                                                 1994        1993        1992
______________________________________________________________________________
Balance at Beginning of Year               37,439,589  36,737,940  36,287,720
Reacquired Shares                            (74,420)    (71,005)     (3,980)
Exchange of Series C Preferred Shares         234,897     122,636      65,308
Restricted Stock Awards, net of forfeitures   186,903      99,625     147,600
Shares Sold under Stock Plans                 168,750     140,129     171,028
Shares Contributed to Pension Plan             70,981           -           -
Allocation of ESOP Shares                      70,264      70,264      70,264
Shares Issued in Business Acquisition               -     340,000           -
______________________________________________________________________________
Balance at End of Year                     38,096,964  37,439,589  36,737,940
______________________________________________________________________________

EMPLOYEE STOCK PURCHASE PLANS     These plans provide that employees may
purchase, semi-annually, through regular payroll deductions, common shares at 85% of market value at the date of purchase. The current plans provide that up to 1,150,000 of reacquired common shares or authorized and unissued common shares may be purchased through January 16, 1997. As of December 31, 1994, 460,584 shares remain available for future purchase.

STOCK OPTION PLAN     Under this plan, key employees may be granted the right
to purchase common stock at not less than the market value at the date of grant. The plan provides for granting tax-qualified incentive stock options, non-qualified stock options or stock appreciation rights, up to a maximum of 1,800,000 shares. Options generally may be exercised during the period of one to ten years after the date of grant and payment may be made in any combination of cash and shares of CBI common stock.

The following table summarizes the stock options outstanding, exercised and granted during the three-year period ended December 31, 1994:

                                       1994             1993             1992
______________________________________________________________________________
Outstanding at Beginning
 of Year                          1,139,200          949,050          832,500
   Option Price per Share   $16.00 - $33.75  $16.00 - $33.75  $16.00 - $31.17
Exercised                          (44,450)         (30,150)         (99,800)
   Option Price per Share   $17.67 - $25.67  $16.00 - $19.83  $16.00 - $25.67
Granted                             229,950          220,300          216,350
   Option Price per Share            $30.13           $28.00           $33.75
______________________________________________________________________________
Outstanding at End of Year        1,324,700        1,139,200          949,050
   Option Price per Share   $16.00 - $33.75  $16.00 - $33.75  $16.00 - $33.75
______________________________________________________________________________

As of December 31, 1994, 1,094,750 options were exercisable (261,500 shares at prices from $16.00 to $25.63 and 833,250 shares at prices from $25.64 to $33.75) and 222,900 shares remain available for future grant.

RESTRICTED STOCK AWARD PLANS     Under the 1994 Restricted Stock Award Plan,
up to 1,250,000 shares of common stock may be awarded to management employees. At the beginning of each year, performance goals and target awards are established. Target awards are allocated 50% to the current year for which performance is measured, 25% to the first year following and 25% to the second year following. First and second year target awards are subject to adjustment based upon actual performance achieved during periods ending in each of those respective years. Shares are granted based upon measurement of actual performance relative to the goals over a three-year period. Shares are granted in the name of the employee, who has all rights of a shareholder, subject to certain restrictions or forfeitures. Restrictions generally expire five years from the beginning of the year in which final actual performance is measured. The number of shares established for 1994 target awards as of December 31, 1994 was 154,700. The number of common shares granted as awards under the 1994 Restricted Stock Award Plan was 1,803 in 1994. As of December 31, 1994, 1,248,197 shares remain available for award grant under the 1994 plan and no shares granted remain subject to restrictions under the 1994 plan.


XXX BEGIN PAGE 37 HERE XXX
______________________________________________________________________________
The number of common shares awarded under the 1989 Restricted Stock Award Plan was 189,050 in 1994, 110,200 in 1993 and 157,150 in 1992. Shares are awarded in the name of the employee, who has all rights of a shareholder, subject to certain restrictions or forfeitures. Restrictions on 50% of the award generally expire five years from the award date.

The market value of shares awarded under the plans is recorded as unamortized restricted stock awards and shown as a separate component of capital stock. This deferred charge is amortized to costs and expenses ($4,337 in 1994, $2,873 in 1993 and $2,895 in 1992) over the periods in which participants perform services.
______________________________________________________________________________
9. EMPLOYEE STOCK OWNERSHIP PLAN
   (ESOP)

In 1987, CBI established an ESOP to provide most U.S. salaried employees an additional opportunity to share in the ownership of CBI. Initial funding for the ESOP consisted of a transfer of surplus assets, including 819,458 common shares and $23,909 of cash investments, arising from the termination and restructuring of CBI's principal defined benefit pension plans. In 1988, the ESOP received additional funding through a $125,000 loan. With the proceeds from the loan and funds from the pension reversion, the ESOP purchased an additional 1,230,719 shares of CBI common stock and 3,945,000 shares of Series C preferred stock.
   The loan, which is reflected as long-term debt on the balance sheets, was initially offset by a like amount of unamortized ESOP debt in capital stock. As company contributions plus the dividends on the shares held by the ESOP are used to meet interest and principal payments on the loan over its 14-year term, shares acquired with the loan proceeds are allocated to eligible employees. Debt service requirements on the Senior ESOP Notes, which are funded through dividends ($9,005 in 1994, $9,332 in 1993 and $9,543 in 1992)
on the shares held by the ESOP and company contributions ($7,952 in 1994, $7,646 in 1993 and $6,454 in 1992) amounted to $16,957 in 1994, $16,978 in
1993 and $15,997 in 1992, and are reported as dividends on preferred and common stock, and as costs and expenses included in the measurement of income from operations. The unamortized ESOP debt offset in capital stock is reduced as shares are allocated.
   Shares received and purchased from the transfer of the surplus assets from the terminated and restructured defined benefit pension plans have been reflected as unallocated ESOP shares. These shares have been allocated to eligible employees over a period of eight years ending in 1994. The value of the shares allocated is reflected in the statements of income as a charge, based upon the market value of the stock at each year-end, to costs and expenses included in the measurement of income from operations and on the balance sheets as a reduction of unallocated ESOP shares in capital stock. Such shares have now been fully allocated.
   The number of common shares allocated to eligible employees was 165,629 in 1994, 165,795 in 1993 and 159,754 in 1992. The number of Series C preferred shares allocated was 357,275 in 1994, 357,703 in 1993 and 342,238 in 1992.

______________________________________________________________________________
10.  INCOME TAXES

In the fourth quarter of 1992, CBI adopted the provisions of Statement of Financial Accounting Standards No. 109 - Accounting for Income Taxes, retroactive to the first quarter of 1992. The cumulative non-cash effect of changing the method of accounting for income taxes as of January 1, 1992, from the requirements previously followed under Statement of Financial Accounting Standards No. 96, was to increase net income by $14,310. This increase resulted primarily from the elimination of the requirement to provide deferred income taxes on non-monetary assets which are subject to indexation in certain highly inflationary countries and the recognition of additional tax benefits. This credit is reflected in the cumulative effect of accounting changes reported on the statements of income.

The sources of income/(loss) before income taxes, minority interest and cumulative effect of accounting changes are:
                                                    1994       1993      1992
______________________________________________________________________________
U.S.<FN1>                                      $(25,062) $(104,838)  $ 18,375
Non-U.S.                                         143,972    102,603   127,125
______________________________________________________________________________
                                                $118,910 $  (2,235)  $145,500
______________________________________________________________________________
[FN]
<FN1>Income/(loss) before taxes, minority interest and cumulative effect of accounting changes from U.S. sources is after deducting corporate and business segment administrative headquarters' costs, and the majority of research and development expenditures and interest costs, which are incurred within the United States but which provide benefit and support to CBI's operations on a global basis; therefore, the reported U.S. sources of pre-tax income/(loss) are not indicative of the level of pre-tax income/(loss) earned solely from U.S. operations and are not comparable to the amounts reported from non-U.S. sources. The 1993 U.S. sources loss is primarily related to the special charge discussed in Note 14.

The (provision for) income taxes consisted of:

                                                    1994       1993      1992
______________________________________________________________________________
Taxes Payable
   U.S.                                        $ (1,675)   $  9,326 $ (8,111)
   State                                         (1,321)      (878)   (2,571)
   Non-U.S.                                     (52,700)   (51,773)  (63,309)
______________________________________________________________________________
                                                (55,696)   (43,325)  (73,991)
______________________________________________________________________________
Deferred Income Taxes
   U.S.                                              363     18,650   (1,919)
   Non-U.S.                                           33      4,075    13,210
______________________________________________________________________________
                                                     396     22,725    11,291
______________________________________________________________________________
                                               $(55,300)  $(20,600) $(62,700)
______________________________________________________________________________



The components of the deferred income taxes (provision)/benefit are:

                                                    1994       1993      1992
______________________________________________________________________________
Depreciation Expense                            $  1,499  $ (2,325)  $  6,127
Non-U.S. Activity                                  1,686        164       335
Employee and Retiree Benefits                      2,006      (434)     1,855
Special Charge                                  (11,618)     21,317         -
Insurance                                          2,547        605   (1,163)
Other, net                                         4,276      3,398     4,137
______________________________________________________________________________
                                                $    396   $ 22,725  $ 11,291
______________________________________________________________________________


XXXX BEGIN PAGE 38 HERE XXX
______________________________________________________________________________
10.  INCOME TAXES (CONTINUED)

A reconciliation of income taxes at the U.S. statutory rate and the (provision for) income taxes follows:

                                                  1994       1993        1992
______________________________________________________________________________
Income/(Loss) before Income Taxes,
   Minority Interest and Cumulative Effect
   of Accounting Changes                      $118,910   $(2,235)    $145,500
______________________________________________________________________________
Tax (Provision)/Benefit at U.S.
   Statutory Rate                            $(41,619)   $    782   $(49,470)
State Income Taxes                             (1,321)      (878)     (2,571)
Non-U.S. Tax Rate Differential and
   Losses without Tax Benefit                  (8,568)    (9,066)     (7,531)
Extra Tax due to Allocation of U.S. Expenses
   to Non-U.S. Sources                         (4,038)    (2,982)     (2,307)
Special Charge                                       -    (8,860)           -
Other, net                                         246        404       (821)
______________________________________________________________________________
(Provision for) Income Taxes                 $(55,300)  $(20,600)   $(62,700)
______________________________________________________________________________
Effective Tax Rates                              46.5%      <FN1>       43.1%
______________________________________________________________________________
[FN]
<FN1>The effective tax rate in 1993 is not meaningful due to the special charge. Excluding the effect of the special charge, which was tax benefited at an effective rate of 25.3%, the 1993 effective tax rate was 49.0%.

The principal temporary differences included in deferred income taxes reported on the balance sheets are:

                                                  1994       1993        1992
______________________________________________________________________________
Depreciation Expense                          $ 98,190   $100,885    $ 95,725
Non-U.S. Activity                             (21,878)   (14,362)     (8,963)
Employee and Retiree Benefits                 (23,377)   (22,168)    (20,048)
Special Charge                                 (6,329)   (20,792)           -
Insurance                                     (12,273)   (13,159)     (8,491)
Other, net                                       7,354     12,463      18,915
______________________________________________________________________________
                                              $ 41,687   $ 42,867    $ 77,138
______________________________________________________________________________

At December 31, 1994, CBI had $1,074 of investment tax and other general business credits that are available to utilize against 1994 and future U.S. income tax liabilities through 2003, which were recognized as deferred tax assets at December 31, 1994. CBI has not recorded any additional U.S. deferred income taxes on indefinitely reinvested undistributed earnings of non-U.S. subsidiaries and affiliates at December 31, 1994. If any such undistributed earnings were distributed, foreign tax credits should become available under current law to significantly reduce or eliminate any resulting U.S. income tax liability. At December 31, 1994, CBI had unrecorded excess foreign tax credits of $13,350 available to offset against U.S. income tax liabilities. Total cash payments for income taxes were $36,274 in 1994, $49,803 in 1993 and $57,506 in 1992.

______________________________________________________________________________
11.  POSTRETIREMENT BENEFITS

PENSION PLANS     CBI sponsors defined benefit and contribution pension plans, and makes contributions to union sponsored multi-employer pension plans. The principal non-contributory defined benefit plan covers most U.S. salaried employees. Benefits under the principal defined benefit plan are based on years of service and compensation levels.

The funded status of the defined benefit plans is:

                                                    1994       1993      1992
______________________________________________________________________________
Market Value of Plan Assets                    $  93,735  $  86,969  $ 73,443
______________________________________________________________________________
Accumulated Benefit Obligation including
   Vested Benefits of $83,146 in 1994,
   $79,102 in 1993 and $63,470 in 1992          (92,005)   (80,603)  (64,857)
Additional Benefits Based on Projected
   Salary Levels                                (23,516)   (34,568)  (24,524)
______________________________________________________________________________
Projected Benefit Obligation                   (115,521)  (115,171)  (89,381)
______________________________________________________________________________
Projected Benefit Obligation (Over) Plan Assets (21,786)   (28,202)  (15,938)
Unrecognized Loss                                 20,969     29,102    14,785
Unrecognized Net Transition Asset                (5,940)    (6,967)   (7,987)
Unrecognized Prior Service Costs                   6,578      8,294     8,144
Additional Minimum Liability                     (3,579)    (1,249)         -
______________________________________________________________________________
Pension (Liability)/Asset                     $  (3,758)  $     978 $   (996)
______________________________________________________________________________

The principal defined benefit plan assets consist of long-term investments, including equity and fixed income securities, and cash. The significant assumptions used in determining pension expense and the related pension obligations were: discount rate, 8.5% in 1994, 7.5% in 1993 and 8.5% in 1992; increase in compensation levels, 4.5% in 1994 and 1993, and 5.0% in 1992; and long-term rate of return on plan assets, 9.0% in 1994 and 1993, and 10.0% in 1992. CBI funds pension costs as required. As discussed in Note 9, CBI also maintains an ESOP which offsets certain benefit obligations of the principal defined benefit pension plan. Total pension plan expense for all plans was $18,579 in 1994, $15,170 in 1993 and $14,769 in 1992.

Pension expense for the defined benefit plans include the following components:

                                                    1994       1993      1992
______________________________________________________________________________
Service Cost                                     $ 5,997   $  4,846   $ 4,150
Interest Cost                                      9,039      8,044     6,947
Actual Return on Assets                          (2,737)   (10,221)   (4,192)
Net Amortization and Deferral                    (5,100)      3,684   (2,029)
______________________________________________________________________________
Net Defined Benefit Pension Plans Expense        $ 7,199   $  6,353   $ 4,876
______________________________________________________________________________


XXX BEGIN PAGE 39 HERE XXX
______________________________________________________________________________
POSTRETIREMENT HEALTH CARE AND LIFE INSURANCE BENEFITS     CBI currently
provides certain separate health care and life insurance benefits for employees retiring under the principal non-contributory defined benefit pension plan. Retiree health care benefits are provided under an established formula which limits company costs based on prior years of service of retired employees. This plan may be changed or terminated by the company at any time for any reason with no liability to current or future retirees. In 1992, CBI adopted Statement of Financial Accounting Standards No. 106 - Employers' Accounting for Postretirement Benefits Other Than Pensions. The cumulative effect of adopting this accounting requirement as of January 1, 1992, which is included in the cumulative effect of accounting changes reported on the statements of income, amounted to a non-cash, after-tax, charge of $21,480 ($34,983 before income tax benefit).

Postretirement health care and life insurance benefits expense includes the following components:

                                                    1994       1993      1992
______________________________________________________________________________
Service Cost                                      $  683     $  568    $  991
Interest Cost                                      2,582      2,688     2,617
Actual Return on Assets                             (23)       (45)      (44)
______________________________________________________________________________
Postretirement Health Care and
Life Insurance Benefits Expense                   $3,242     $3,211    $3,564
______________________________________________________________________________


A reconciliation of the accumulated postretirement benefit obligation to the accrued and other non-current liabilities reported on the balance sheets follows:

                                                    1994       1993      1992
______________________________________________________________________________
Accumulated Postretirement Benefit Obligation
   Applicable to:
Retirees                                       $(24,553)  $(25,846) $(26,001)
Active Employees                                (11,535)   (15,118)  (10,863)
______________________________________________________________________________
                                                (36,088)   (40,964)  (36,864)
Plan Assets                                            -      1,169     1,081
Unrecognized (Gain)/Loss                         (1,272)      4,215         -
Unrecognized Prior Service Costs                     577          -         -
______________________________________________________________________________
Postretirement Health Care and Life
Insurance Benefits (Liability)                 $(36,783)  $(35,580) $(35,783)
______________________________________________________________________________

The significant assumptions used in determining other postretirement benefit expense were: discount rate, 8.5% in 1994, 7.5% in 1993 and 8.5% in 1992; and long-term rate of return on plan assets, 9.0% in 1993 and 10.0% in 1992.

______________________________________________________________________________
12.  OPERATIONS BY BUSINESS SEGMENT AND GEOGRAPHIC AREA

CBI has three major business segments:
   Industrial Gases is organized under Liquid Carbonic Industries Corporation. CBI believes Liquid Carbonic is the world's largest supplier of carbon dioxide in its various forms. Liquid Carbonic also produces, processes and markets a wide variety of other industrial/medical, specialty gases and chemicals, and assembles and sells industrial gas-related equipment. Carbon dioxide is used in the refrigeration, freezing, processing and preservation of food, beverage carbonation, water treatment and chemical production. Other gases are used in a variety of industrial, medical and specialty applications. Liquid Carbonic currently has operations in the United States, Canada and 23 other countries.
   Contracting Services is organized under Chicago Bridge & Iron Company as a world-wide construction group that provides, through separate subsidiaries, a broad range of services including design, engineering, fabrication, project management, general contracting and specialty construction services, including non-destructive inspection and post-weld heat treatment, primarily associated with metal plate vessels as well as water and wastewater treatment structures.
   Investments include Statia Terminals, which provides transshipment, storage, bunkering and blending services for hydrocarbon products in the Caribbean and Nova Scotia, Canada, and operates a special products terminal in Brownsville, Texas; and other financial investments.
   Revenues, income from operations, assets, capital expenditures and depreciation by business segment are presented in the Financial Summary.
   CBI operates in the United States, Western Hemisphere (outside of the United States) and Eastern Hemisphere. Transactions between companies in the same or different geographic areas are recorded on the same basis as transactions with unrelated customers. No customer accounted for more than 10% of revenues. Export sales, to unrelated customers outside of the United States, were less than 10% of revenues in each period reported. Transfers between geographic areas are not material.

Revenues, income/(loss) from operations and assets by geographic area are:

                                                 1994        1993        1992
______________________________________________________________________________
Revenues
   United States                           $  881,636  $  808,679  $  832,021
   Western Hemisphere                         727,067     609,487     548,094
   Eastern Hemisphere                         282,204     253,578     292,659
______________________________________________________________________________
                                           $1,890,907  $1,671,744  $1,672,774
______________________________________________________________________________
Income/(Loss) from Operations
   United States<FN1>                      $ (12,906) $  (92,200)  $    6,146
   Western Hemisphere                         132,838      98,103     116,293
   Eastern Hemisphere                          40,608      20,242      43,841
______________________________________________________________________________
                                           $  160,540  $   26,145  $  166,280
______________________________________________________________________________
Assets
   United States                           $  972,425  $  907,165  $  868,071
   Western Hemisphere                         808,163     727,180     611,994
   Eastern Hemisphere                         228,124     235,900     205,260
______________________________________________________________________________
                                           $2,008,712  $1,870,245  $1,685,325
______________________________________________________________________________
[FN]
<FN1>Income/(loss) from operations in the United States is after deducting corporate and business segment administrative headquarters' costs and the majority of research and development expenditures, both of which are incurred within the United States, but which provide benefit on a global basis; therefore, the reported level of U.S. operating income is not indicative of the level of income earned solely from U.S. operations and is not comparable to the amounts reported from non-U.S. sources. The 1993 United States loss from operations is primarily related to the special charge discussed in Note 14.


XXX BEGIN PAGE 40 HERE XXX
______________________________________________________________________________
13.  ACQUISITIONS AND DISPOSITION

In October 1994, a company now known as Liquid Carbonic Costa Rica was acquired. This company produces and distributes a variety of atmospheric gases. In October 1993, CBI purchased the other outstanding interests in, and became the 100% owner of, Point Tupper Terminals Corporation, which is strategically located in Canada to service global oil producing and trading customers which market their products in the northeastern part of North America. In May 1993, Ershigs, Inc., an engineering, manufacturing and contracting company, which specializes in fiberglass reinforced plastic and dual-laminate vessels, tanks and other structures for corrosion-resistant applications, was acquired. In April 1993, CBI acquired a majority interest in two business units of Polgaz, the Polish state-owned industrial gas company. Both companies are now known as Liquid Carbonic Polska, Spzoo, and manufacture industrial gases, fill gas cylinders and operate air separation facilities. The outstanding stock of Cooperheat, Inc., which provides post-weld heat treating and refractory bake-outs as field services and sells associated equipment, was acquired on December 31, 1992. In September 1992, Quimica Industrial Barra Do Pirai S.A. was acquired and expanded Liquid Carbonic's Latin American presence in precipitated calcium carbonate, a key ingredient used in the manufacture of a broad range of consumer and industrial products. During March 1992, CBI acquired the assets of MQS Inspection, Inc., which provides non-destructive examination and inspection services to its clients in the utility, petroleum, petrochemical and other markets. These acquisitions were recorded under the purchase method of accounting. CBI also acquired certain other entities during the three years ended December 31, 1994.
   On February 17, 1993, CBI sold the net operating assets of Indrex as discussed in the Financial Review.

______________________________________________________________________________
14.  SPECIAL CHARGE

In the fourth quarter of 1993, CBI recorded a special charge of $91,600 ($68,400 after-tax), which was equivalent to a net loss per common share of $1.84 ($1.60 on a fully diluted basis), to provide for costs, identified through its re-engineering and quality programs, to more efficiently align capabilities to customer needs, and for non-operational regulatory and legal costs. Included within the special charge were non-cash provisions totaling $42,000 for the write-downs of excess, non-performing, assets and for increases in certain liability reserves. The remaining $49,600 of the special charge included provisions for costs associated with certain workforce realignments and reductions, and selected regulatory and legal issues. The actions anticipated by the special charge are proceeding as expected.
______________________________________________________________________________





















































XXX BEGIN PAGE 41 HERE XXX
REPORTS                 CBI Industries, Inc. and Subsidiaries
______________________________________________________________________________
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of CBI Industries, Inc.:

We have audited the accompanying consolidated balance sheets of CBI Industries, Inc. (a Delaware corporation) and Subsidiaries as of December 31, 1994, 1993 and 1992, and the related consolidated statements of income, cash flows and common capital stock for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CBI Industries, Inc. and Subsidiaries as of December 31, 1994, 1993 and 1992, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

As discussed in Notes 10 and 11 to the financial statements, effective January 1, 1992, the company changed its methods of accounting for income taxes and for postretirement benefits other than pensions.

                                         /s/ ARTHUR ANDERSEN LLP
                                         _______________________

                                         ARTHUR ANDERSEN LLP


Chicago, Illinois
February 6, 1995   (except with respect to the matter
discussed in Note 6, as to which the date is March 2, 1995)

______________________________________________________________________________
REPORT OF MANAGEMENT ON RESPONSIBILITY
FOR FINANCIAL REPORTING

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

CBI maintains a system of internal controls designed to provide reasonable assurance of the proper execution and recording of transactions. In addition, emphasis is placed on the careful selection and training of personnel, an organizational structure which provides for an appropriate division of responsibility and authority, and the communication of written policies and procedures. CBI has an internal audit program to examine and evaluate the adequacy of controls and procedures, and the resultant recording of transactions and events.

The Board of Directors, as a whole and through its Audit Committee, monitors the financial and accounting operations of CBI, including the review and discussion of financial statements and reports, the evaluation and acceptance of budgets, and the basis of the engagement and report of the independent auditors. All members of the Audit Committee are outside directors. The Audit Committee meets periodically with the independent auditors, the internal auditors and management personnel to assure each is discharging its responsibilities. The independent auditors and internal auditors have access to the Audit Committee without the presence of management personnel.






















































XXX BEGIN PAGE 44 HERE XXX

QUARTERLY FINANCIAL DATA           CBI Industries, Inc. and Subsidiaries
____________________________________________________________________________________________________________________________________
                                   Thousands of Dollars, except per share amounts
____________________________________________________________________________________________________________________________________
QUARTERLY OPERATING RESULTS, AND COMMON STOCK PRICES AND DIVIDENDS

The following table summarizes the unaudited quarterly operating results for the years ended December 31, 1994 and 1993:

                                                                      Net Income/(Loss)
                                         Income/         Net           per Common Share
                                     (Loss) from     Income/     ______________________
Quarter Ended              Revenues   Operations      (Loss)     Primary  Fully Diluted
____________________________________________________________________________________________________________________________________
1994   December 31       $  529,843     $ 55,902    $ 18,848      $  .46          $ .41
       September 30         489,191       32,851       9,392         .20            .20
       June 30              469,990       40,355      13,571         .32            .29
       March 31             401,883       31,432       9,673         .22            .20
____________________________________________________________________________________________________________________________________
                         $1,890,907     $160,540    $ 51,484      $ 1.20         $ 1.10
____________________________________________________________________________________________________________________________________

1993   December 31<FN1>  $  437,604    $(56,281)   $(58,312)     $(1.61)        $(1.39)
       September 30         408,372       31,523      10,297         .24            .22
       June 30              427,842       29,524       8,418         .19            .17
       March 31             397,926       21,379       5,584         .11            .11
____________________________________________________________________________________________________________________________________
                         $1,671,744     $ 26,145   $(34,013)     $(1.07)        $ (.89)
____________________________________________________________________________________________________________________________________

<FN1>  Operating results in the fourth quarter and annual 1993 are after a special charge of $91,600 ($68,400 after-tax), which was equivalent to a net loss per common share of $1.84 ($1.60 on a fully diluted basis), to provide for costs to more efficiently align capabilities to customer needs, and for non-operational regulatory and legal costs.








The following table presents the quarterly common shares outstanding, range of closing common stock prices and dividends declared on common shares for the years ended
December 31, 1994 and 1993:

                      Common Shares     Range of Closing Common Stock Prices       Common
                     Outstanding at     ____________________________________    Dividends
Quarter Ended           Quarter End           High         Low   Quarter End    per Share
____________________________________________________________________________________________________________________________________
1994   December 31       38,096,964       $ 27 1/8    $ 20 1/8      $ 25 5/8         $.12
       September 30      38,000,229         30 3/8      25 7/8        27 1/8          .12
       June 30           37,822,566         31 3/8      26 5/8        28              .12
       March 31          37,749,078         35          28 7/8        29 7/8          .12
____________________________________________________________________________________________________________________________________
                                                                                     $.48
____________________________________________________________________________________________________________________________________
1993   December 31       37,439,589       $ 32        $ 23 7/8      $ 30 3/8         $.12
       September 30      37,362,915         28 7/8      25 1/4        25 1/4          .12
       June 30           37,273,091         29 1/4      21 7/8        25              .12
       March 31          36,887,273         30 3/4      26 3/8        26 3/4          .12
____________________________________________________________________________________________________________________________________
                                                                                     $.48
____________________________________________________________________________________________________________________________________
